2005 Q2
Second Quarter Report

Financial Highlights
($ thousands except per share amounts and where stated otherwise)

	Three Months Ended June 30			Six Months Ended June 30
			%			%
	2005	2004	Change	2005	2004	Change

FINANCIAL
Petroleum and natural gas sales, net of transportation costs	86,472	125,616	(31)%	253,815	231,120	10%
Funds flow (1)
From operations	53,246	69,336	(23)%	153,132	128,827	19%
Per share — basic	0.83	1.18	(30)%	2.40	2.18	10%
— diluted	0.81	1.16	(31)%	2.34	2.15	9%
Earnings
Net earnings (loss)	12,934	9,936	30%	(32,624)	13,115	(349)%
Per share — basic	0.20	0.17	19%	(0.51)	0.22	(330)%
— diluted	0.20	0.17	18%	(0.51)	0.22	(333)%
Capital expenditures (2)
Exploration and development	59,902	45,916	30%	246,279	156,331	58%
Acquisitions, dispositions and other	760	183,237	(100)%	11,675	180,299	(94)%
Net capital expenditures	60,662	229,153	(74)%	257,954	336,630	(23)%
Total assets (3)				1,094,068	1,542,786	(29)%
Net debt (3) (4)				385,719	451,187	(15)%
Shareholders’ equity (3)				501,379	625,039	(20)%
Common shares outstanding (thousands)
— June 30, 2005				64,116	58,465	10%
— August 3, 2005				66,016

OPERATING
Production
Natural gas (MMcf/d)	98	157	(38)%	150	149	1%
Crude oil and liquids (Bbl/d)	3,407	6,134	(44)%	5,654	5,905	(4)%
Total production (Boe/d) @ 6:1	19,685	32,354	(39)%	30,639	30,766	0%

Average prices(5)
Natural gas (pre-financial instruments ($/Mcf)	7.62	7.01	9%	7.20	6.78	6%
Natural gas ($/Mcf)(6)	7.29	6.70	9%	7.49	6.82	10%
Crude oil and liquids (pre-financial instruments) ($/Bbl)	60.54	45.37	33%	57.02	43.69	31%
Crude oil and liquids ($/Bbl)(6)	56.16	42.62	32%	56.30	39.89	41%

	Three Months Ended June 30			Six Months Ended June 30
			%			%
	2005	2004	Change	2005	2004	Change

Drilling activity (gross)
Gas	56	24	133%	148	102	45%
Oil	1	—	100%	11	5	120%
Oilsands evaluation (7)	—	—	0%	23	17	35%
D&A	2	—	200%	11	6	83%
Total wells	59	24	146%	193	130	48%
Success rate (7)	97%	100%	(3)%	94%	95%	(1)%

(1)	Funds flow from operations is a non-GAAP term that represents net earnings adjusted for non-cash items, dry hole costs and geological and geophysical costs. The Company considers funds flow from operations a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future growth through capital investment and to repay debt. Funds flow should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

(2)	Excludes capital expenditures of discontinued operations and other minor accounting adjustments.

(3)	Comparative figures are as at December 31, 2004.

(4)	Net debt is equal to long-term debt including working capital. Net debt does not include the market value of the Trilogy Energy Trust units held by Paramount.

(5)	Average prices are net of transportation costs.

(6)	Excludes non-cash gains and losses on financial instruments.

(7)	Success rate excludes oilsands evaluation wells.
Review of Operations
The discussion and comparisons below, exclude the contribution from the assets that were spun off to the Trust on April 1, 2005.

	Three Months Ended	Three Months Ended
Production (Boe/d)	June 30, 2005	March 31, 2005

West Kaybob	2,840	2,090
Grande Prairie	2,999	3,101
Northwest Alberta / Cameron Hills, N.W.T.	5,338	4,068
N.W.T. / Northeast British Columbia	4,664	3,733
Southern	3,517	3,209
Northeast Alberta / Heavy Oil	327	321

Total Paramount excluding Trilogy	19,685	16,522

Production now transferred to Trilogy	24,287	25,192

Total including Trilogy	43,972	41,714

West Kaybob
Second quarter 2005 production volume, averaged 2,840 Boe/d, comprised of 13 MMcf/d of natural gas and 694 Bbl/d of oil and natural gas liquids (NGLs), up 36 percent from first quarter production of 2,090

Boe/d, comprised of 11 MMcf/d of natural gas and 284 Bbl/d of oil and NGLs. Compared to the second quarter of 2004 production is up 297 percent from average production volumes of 715 Boe/d, comprised of 3 MMcf/d of natural gas and 220 Bbl/d of oil and NGLs. The higher production volumes are the result of a focused capital program implemented in the fourth quarter of 2004 and continued during the first quarter of 2005. Completion and construction projects completed in the second quarter further added production late in the quarter. Current production is approximately 3,600 Boe/d, comprised of 18 MMcf/d of natural gas and 600 Bbl/d of oil and NGLs.
Second quarter 2005 capital spending, including land, was $14 million, bringing 2005 capital spending to date to $46 million for the West Kaybob area. The Company has committed to increase its original capital spending program in the area by $50 million to an approximate total of $100 million for the year. Third and fourth quarter capital spending is expected to focus on increased drilling, completion, construction and land acquisitions. The increase in our capital budget for this area will further enhance our competitive edge. Industry activities have grown in the past twelve months and Paramount is well positioned to operate in the competitive environment.
Paramount participated in the drilling of 2 (0.8 net) wells in the area and both were cased for potential gas development. Two additional wells were drilled and cased for gas production by third parties on acreage where Paramount has an overriding royalty interest. Paramount plans to participate in approximately 20 (10.0 net) wells for the remainder of the year.
Paramount has accumulated significant land holdings in the deep basin in the past two years and continues to add to it through land acquisitions and farm-in opportunities. In the first six months of 2005, the Company invested $17 million in land acquisitions which will provide Paramount with significant leverage in drilling and land negotiations in the future.
Grande Prairie
Production for the second quarter of 2005 averaged 16 MMcf/d of natural gas and 362 Bbl/d of oil and NGLs, for a total of 2,999 Boe/d. First quarter 2005 production volumes averaged 3,101 Boe/d. The three percent decrease in production was primarily due to the accelerated timing of turnarounds at two plants. This was partially offset, by increased production volumes from turning on 6 (5.5 net) wells for a total production addition of 4 MMcf/d. Compared to second quarter 2004 production of 3,732 Boe/d, comprised of 19 MMcf/d of natural gas and 579 Bbl/d of oil and NGLs, production has declined as a result of the timing of the two plant turnarounds.
The major accomplishments for the second quarter were the drilling of 3 (1.4 net) wells, the completion of 4 (3.4 net) and the tie-in of 4 (3.2 net) wells, in spite of field activity being hampered by wet conditions. Second quarter capital spending of $10.9 million consisted of $0.8 million for land, $0.5 million for geological and geophysical, $7.7 million for drilling and completions, and $1.9 million for facilities. In addition, a strategic farm-in has just been completed on a large block of land to follow up on a recent drilling success.
Paramount expects to drill up to 21 (19.2 net) more wells before year end to follow up on recent successes and develop new opportunities.
Northwest Alberta / Cameron Hills, Northwest Territories
Production for the second quarter of 2005 averaged 27 MMcf/d of natural gas and 810 Bbl/d of oil and NGLs, for a total of 5,338 Boe/d. This represents a 31 percent increase on a Boe/d basis when compared to the first quarter of 2005. Gas production for the first quarter of 2005 was 19 MMcf/d of natural gas and 941 Bbl/d of oil and NGLs for a total of 4,068 Boe/d. The increase in gas production is the result of the new drills and workovers completed in the first quarter being brought onstream. Oil sales were lower in the second quarter as first quarter oil sales included the liquidation of tanked inventory.
Capital expenditures for the second quarter of 2005 were $3.8 million. This is a 24 percent decrease compared to the first quarter but compares closely with the $5.0 million capital expended during the same period last year. Expenditures for land and geological and geophysical amounted to $0.6 million in the second quarter of 2005 with the remaining capital spent on drilling and facilities activities that were initiated in the first quarter.
Capital expenditures for the remainder of the year will likely be confined to land and trade seismic purchases in preparation of executing our winter program in the first quarter of 2006.
Northwest Territories / Northeast British Columbia
Production from this operating area averaged 28 MMcf/d of natural gas and 28 Bbl/d of oil and NGLs, for a total of 4,664 Boe/d for the second quarter. This is up 25 percent from first quarter production of 3,733 Boe/d, comprised of 22 MMcf/d of natural gas and 50 Bbl/d oil and NGLs, and is a result of successful drilling, recompletion and workover activities completed during the first half of the year. This also represents a 181 percent increase over the same period last year of 10 MMcf/d of natural gas and 10 Bbl/d of oil for a total of 1,678 Boe/d, mainly as a result of the Liard acquisitions in June and December 2004. Operations that occurred during the second quarter included the tie-in of a new gas well at Clarke Lake that was placed on production in June. At West Liard, a workover on 2M-25 was successful and the well was placed back on production in early April. Two successful first quarter recompletions on wells at Liard/Maxhamish are continuing to produce at better than expected rates.
Total capital spent in the second quarter was $16.5 million, $12.8 million of which represented drilling in the Colville area. This compares to $30.9 million in the first quarter of 2005, of which $16.0 million related to drilling at Colville, with additional capital spent at Bison Lake, Liard/Maxhamish, Tattoo, Clarke Lake, and West Liard.
Proposed third quarter operations will include one new well at West Liard that is projected to spud in August and if successful could be on production by the end of the year. Additional activity will also include workovers on two wells at West Liard as well as two recompletions at Liard/Maxhamish.
Paramount and its partner have completed evaluating drilling results from the winter program in the Colville Lake area. The program included drilling 5 (2.5 net) wells and the completion/testing of 2 previously drilled wells. 3 (1.5 net) of the new drilled wells were cased and 2 (1.0 net) were abandoned. The completion program confirmed the potential reserves estimate of 250 Bcf for the Nogha structure. In addition, Paramount acquired 54 km of high-fold vibroseis data to help evaluate EL 414 (50 percent working interest) and EL 424 (100 percent working interest).
In the May 17th 2005 federal land sale, Paramount and its partner acquired two leases covering approximately 132,645 hectares in the Nogha and Maunoir areas. The partners jointly purchased a total of 419 km of 2D trade data to assist in the evaluation of these lands.
Paramount could ship natural gas to market via the Mackenzie Valley Pipeline, and is a participant in the NEB Mackenzie Valley Pipeline hearing process. It is expected the pipeline hearing process should result in a decision by year-end 2006.
Southern
The Southern Operations Unit produced 3,517 Boe/d comprised of 12 MMcf/d of natural gas and 1,505 Bbl/d of oil and NGLs in the second quarter. This is a 10 percent increase compared to the 3,209 Boe/d produced in the first quarter, comprised of 11 MMcf/d of natural gas and 1,366 Bbl/d of oil and NGLs.
Capital spending in the second quarter of 2005 was $20.6 million, comprised of $6.0 million on land acquisitions, $0.1 million on geological and geophysical, $5.8 million on drilling, and $8.7 million on facilities.
Paramount drilled 36 (21.5 net) CBM wells and 9 (6.1 net) conventional gas wells in Chain with 1 (0.9 net) dry hole. Construction began and was completed on an 1,800 horsepower compressor at our existing Delia compressor station. Construction will commence in the beginning of the third quarter on a new 900 horsepower compressor at our Chain gas plant. Work will continue through the fourth quarter to drill, complete and tie in our 88 well Coalbed Methane drilling program.
In the United States, we drilled 2 (0.4 net) wells in the first quarter, and began drilling 2 (0.4 net) further locations on the Birdbear trend in North Dakota. Wells in this formation have been coming on production at rates averaging 300 Bbl/d. Paramount is well placed on the Bakken and Birdbear productive trends in McKenzie, Billings and Golden Valley Counties in North Dakota.
In other regions, the Company drilled 3 (2.5 net) wells in Long Coulee with 65 percent success, and production will commence on one of the successful wells in the third quarter.
Northeast Alberta / Heavy Oil
Second quarter production averaged 327 Boe/d, comprised of 1.9 MMcf/d of natural gas and 8 Bbl/d of oil , compared to first quarter 2005 production of 321 Boe/d, comprised of 1.8 MMcf/d of natural gas and 23 Bbl/d of oil.
In the Surmont area, the Gas Re-injection and Production Experiment facility was commissioned in the second quarter with gas production start-up scheduled for July. Production from the gas-over-bitumen pilot is expected to average 2 MMcf/d for the remainder of 2005. The decision for commercial implementation of the technology is expected in late 2006, with the potential to return more than 10 MMcf/d to production.
Financial
After adjusting for the Trust Spinout, petroleum and natural gas sales net of transportation but before financial instruments totaled $86.5 million for the three months ended June 30, 2005, as compared to $58.8 million for the comparable period in 2004. The increase is mainly the result of higher production volumes resulting from acquisitions made at the end of the second quarter of 2004 and second half of 2004 combined with a successful drilling program. After adjusting for the Trust Spinout, funds flow for the second quarter of 2005 totaled $53.2 million or $0.83 per basic share as compared to $32.5 million or $0.55 per basic share for the second quarter of 2004. The 64 percent increase in funds flow is primarily due to higher petroleum and natural gas revenue resulting from increased production volumes and higher commodity prices, partially offset by higher operating costs and general and administrative expenses.
After adjusting for the Trust Spinout, Paramount recorded net earnings for the current quarter of $12.9 million or $0.20 per basic share as compared to net earnings of $3.9 million or $0.07 per basic share for the second quarter of 2004. The increase in earnings is the result of an increase in petroleum and natural gas revenue, unrealized financial instrument gains partially offset by an increase in depletion and depreciation expense and operating expense.
Trilogy Energy Trust
Trilogy Energy Trust (“Trilogy” or the “Trust”) was successfully spun out from Paramount Resources Ltd. (“Paramount”) into a fully operational energy trust effective April 1, 2005 and as such this is the first complete quarter of public reporting which excludes these assets. The process was well planned and implemented by both Paramount and Trilogy staff and the transition was very efficient with daily activities seamlessly transitioning so that no operations or opportunities were missed. A majority of the assets that form the framework for the Trust are operated producing properties with relatively high working interests that are geographically concentrated in two areas of central Alberta. These areas contain a large number of lower-risk, development drilling opportunities. The Trust has continued its Gething downspacing program in the Kaybob area and is looking at new tight gas reservoirs that can be developed in the same manner. There also exists large resource potential that will be exploited in the future and Trilogy is continually identifying and evaluating strategic acquisitions that fit into Trilogy’s expertise in core producing areas.

Paramount retains ownership of 19 percent of Trilogy or approximately 15 million units which, at current prices, represents a value of approximately $290 million. Trilogy is executing on a capital expenditure program targeted to replace the reserves produced, maintain the current production rates of 25,000 Boe/d and distributing the remaining cash flow to unitholders. With appropriate financial management, the Trust will operate in a manner where all facets of the business are sustainable including maintaining a strong balance sheet. Paramount Resources receives the monthly distributions currently at $0.16 per Trust Unit which are expected to be sustainable for the foreseeable future assuming petroleum and natural gas prices remain at the current forward market level.
Equity Issuance
On July 14, 2005, Paramount completed its private placement of 1,900,000 “flow-through” common shares at a price of $21.25 per share for gross proceeds of approximately $40.4 million sold through a syndicate of underwriters. The net proceeds from the issuances will be used for exploration activities. The equity injection facilitates the acceleration of the West Kaybob development.
Outlook
With the $50 million increase in capital expenditures, Paramount projects that a total of $350 million will be reinvested in 2005, including the expenditures incurred in the first quarter on the Trilogy assets. Paramount’s capital program is designed to grow production from the initial 20,000 Boe/d at the time of the Trust Spinout to 25,000 Boe/d by the end of the year. After giving effect to the spinout of Trilogy on April 1, 2005, funds flow for 2005 is currently anticipated to be approximately $270 million ($4.09/share). We look forward to delivering further value to Paramount shareholders by continuing to provide growth through its short and medium term drilling opportunities in each of the core producing areas as well as the longer term projects the company continues to work on such as Colville Lake in the Northwest Territories and bitumen development projects in northeast Alberta.

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)
Paramount Resources Ltd. (“Paramount” or the “Company”) is pleased to report its financial and operating results for the three and six months ended June 30, 2005.
The following discussion of financial position and results of operations should be read in conjunction with the interim unaudited consolidated financial statements and related notes for the three and six months ended June 30, 2005, as well as the audited consolidated financial statements and related notes and MD&A for the year ended December 31, 2004. The date of this MD&A is August 3, 2005.
This MD&A contains forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. The forward-looking statements in this MD&A include statements with respect to, among other things: Paramount’s business strategy, Paramount’s intent to control marketing and transportation activities, reserve estimates, production estimates, hedging policies, asset retirement costs, the size of available income tax pools, the Company’s credit facility, the funding sources for the Company’s capital expenditure program, cash flow estimates, environmental risks faced by the Company and compliance with environmental regulations, commodity prices, and the impact of the adoption of various Canadian Institute of Chartered Accountants Handbook Sections and Accounting Guidelines.
Although Paramount believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on them because the Company can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements to be incorrect, including known and unknown risks and uncertainties inherent in the Company’s business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate and interest rate fluctuations, availability of services and supplies, market competition, uncertainties in the estimates of reserves, the timing of development expenditures, production levels and the timing of achieving such levels, the Company’s ability to replace and expand oil and gas reserves, the sources and adequacy of funding for capital investments, future growth prospects and current and expected financial requirements of the Company, the cost of future asset retirement obligations, the Company’s ability to enter into or renew leases, the Company’s ability to secure adequate product transportation, changes in environmental and other regulations, the Company’s ability to extend its debt on an ongoing basis, and general economic conditions. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. We undertake no obligation to update our forward-looking statements except as required by law.
Included in this MD&A are references to financial measures such as funds flow from operations (“funds flow”) and funds flow per share. While widely used in the oil and gas industry, these financial measures have no standardized meaning and are not defined by Canadian generally accepted accounting principles (“GAAP”). Consequently, these are referred to as non-GAAP financial measures. Funds flow appears as a separate caption on the Company’s consolidated statement of cash flows and is reconciled to net earnings. Paramount considers funds flow a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future growth through capital investment and to repay debt. However, funds flow should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with GAAP as an indicator of the Company’s performance.
In this MD&A, certain natural gas volumes have been converted to barrels of oil equivalent (Boe) on the basis of six thousand cubic feet (Mcf) to one barrel (Bbl). Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf=1 Bbl is based on an energy equivalency conversion method, primarily applicable at the burner tip and does not represent equivalency at the wellhead.
Additional information on the Company can be found on the SEDAR website at www.sedar.com.
Paramount is an exploration, development and production company with established operations and/or interest in Alberta, British Columbia, Saskatchewan, the Northwest Territories, offshore the East Coast of Canada and in Montana, North Dakota and California in the United States. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in the Company’s core areas while maintaining a large inventory of undeveloped acreage, to focus on natural gas as a commodity, and to selectively enter into joint venture agreements for high risk/high return prospects.

Significant Events
TRUST SPINOUT
At a special meeting held on March 28, 2005, Paramount’s shareholders and optionholders approved the arrangement under the previously announced Trust Spinout transaction described in more detail in the Offering Circular of Paramount dated February 28, 2005. On March 29, 2005 Paramount received the final order of the Court of Queen’s Bench approving the arrangement, which became effective April 1, 2005.
Through a plan of arrangement, Shareholders of Paramount received, in exchange for each of their Common Shares, one New Common Share of Paramount and one Trust Unit of the new energy trust, Trilogy Energy Trust (the “Trust”). Under this transaction, Shareholders of Paramount own all the issued and outstanding new common shares and 81 percent of the issued and outstanding Trust Units, with the remaining 19 percent of the issued and outstanding Trust Units being held by shareholders indirectly through Paramount. At closing, the Trust Spinout did not result in a substantial change in ownership of the Spinout Assets, and therefore the transaction was accounted for at the carrying value of the net assets transferred.
Pursuant to a plan of arrangement, the Trust now indirectly owns certain assets previously owned by Paramount. The assets indirectly owned by the Trust are located in the Kaybob and Marten Creek areas of Alberta (the “Spinout Assets”). As holders of Trust Units after the plan of arrangement, the Unitholders receive monthly distributions of the cash flow generated by those assets held by Trilogy Energy LP, a limited partnership, and distributed to Unitholders through the Trust.
As the Trust Spinout was not completed until April 1, 2005, the Company’s consolidated financial statements as at and for the six months ended June 30, 2005 include the financial condition, results of operations and cash flows of the assets included in the Trust Spinout arrangement, for the first three months of 2005.
EQUITY ISSUANCE
On July 14, 2005, Paramount completed the private placement of 1,900,000 common shares issued on a “flow-through” basis at $21.25 per share. The gross proceeds of the issue was approximately $40.4 million.
NOTES EXCHANGE
As a condition to the Trust Spinout arrangement described above, on February 7, 2005, Paramount completed a note exchange offer and consent solicitation, as amended, issuing approximately US $213.6 million, 8 1/2 percent Senior Notes due 2013 (the “2013 Notes”) and paying aggregate cash consideration of approximately US$36.2 million (Cdn $45.1 million) in exchange for approximately 99.31 percent of the outstanding 7 7/8 percent Senior Notes due 2010 (the “2010 Notes”) and 100 percent of the outstanding 8 7/8 percent Senior Notes due 2014 (the “2014 Notes”) and the note holders’ consent to proceed with the Trust Spinout. The premiums paid with respect to the notes exchange and consent solicitation together with related deferred financing charges were charged to income. As a result of the note exchange, approximately US $0.9 million principal amount of the 2010 Notes and no 2014 Notes remain outstanding as at June 30, 2005. Details of the outstanding notes are discussed further in the Liquidity and Capital Resources section of this MD&A.
INTEREST IN OIL SANDS PARTNERSHIP
During the first quarter of 2005, Paramount and North American Oil Sands Corporation (“NAOSC”) formed a 50-50 owned partnership, 68-475 Alberta Oil Sands Partnership (“Oil Sands Partnership”), for the purpose of acquiring, drilling and evaluating oil sands interests in the central portion of the Athabasca Oil Sands region of Alberta. The formation of the Oil Sands Partnership was completed through a series of related events including the sale of a 50 percent interest in certain lands from NAOSC to Paramount and vice versa, contribution of the jointly owned lands to the Oil Sands Partnership in exchange of partnership units, cash contribution by NAOSC in exchange of partnership units, and property contribution by Paramount in exchange of cash and partnership units. The net impact of these events to Paramount is primarily the contribution of lands in the Athabasca region of Alberta with a total net book value of approximately $9.6 million to the Oil Sands Partnership in exchange for the issuance of 20,092,863 partnership units to Paramount.
Paramount initially retained a one percent gross overriding royalty interest in some of the lands contributed to the Oil Sands Partnership in accordance with the partnership agreement. On March 21, 2005, Paramount contributed this royalty interest to the Oil Sands Partnership in exchange for an additional 8,000,000 partnership units after NAOSC acquired additional partnership units for cash as required by the partnership agreement.
Subsequent to the formation of the Oil Sands Partnership, Paramount also entered into purchase and sale agreements with NAOSC whereby Paramount acquired 50 percent interest in certain lands for $10.4 million and disposed of a 50 percent interest in other lands for $1.1 million. It is intended that these jointly owned lands will be contributed to the Oil Sands Partnership in exchange for partnership units.
INTEREST IN GAS MARKETING LIMITED PARTNERSHIP
In March 2005, Paramount completed a transaction whereby it acquired an indirect 25 percent interest in a gas marketing limited partnership, for US$5.0 million ($6.2 million). The gas marketing limited partnership commenced operations on March 9, 2005.
In conjunction with the acquisition of this equity interest, Paramount will make available for delivery an average of 150,000 GJ/d of natural gas over a five-year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership.
Paramount and Trilogy Energy LP have entered into a Call on Production Agreement whereby Paramount will have the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favorable than the price Paramount will receive on the resale of the natural gas to the gas marketing limited partnership. The term of the Call on Production Agreement is no longer than five years.
Revenue and Production

	Three Months Ended		Six Months Ended
	June 30		June 30
Revenue (thousands of dollars)	2005	2004	2005	2004

Natural gas revenue	$72,890	$107,630	$209,223	$198,480
Oil and natural gas liquids revenue	18,958	25,756	59,133	47,829

Petroleum and natural gas revenue	91,848	133,386	268,356	246,309
Gain (Loss) on financial instruments	13,610	(6,297)	(14,320)	(12,759)
Gain (Loss) on sale of investments	463	(34)	2,830	(34)

Revenue before royalties	$105,921	$127,055	$256,866	$233,516

Natural gas revenue after transportation for the six months ended June 30, 2005, increased six percent to $195.5 million as compared to $184.2 million for the same period in 2004. The increase in natural gas revenue after transportation resulted almost entirely from higher natural gas prices. The average natural gas price (net of transportation costs but before financial instruments) of $7.20/Mcf for the six months ended June 30, 2005 was six percent higher compared to the average natural gas price of $6.78/Mcf for the same period in 2004. Higher natural gas prices resulted in an $11.3 million increase in natural gas revenue after transportation for the second quarter 2005. Gas production for the six months ended June 30, 2005 averaged 150 MMcf/d as compared to 149 MMcf/d for the comparable period in 2004. As the Trust Spinout was not completed until April 1, 2005, production for the first three months of 2005 related to the assets included in the Trust Spinout have been included. After adjusting 2005 and 2004 production for the Spinout Assets, gas production for the six months ended June 30, 2005 averaged 90 MMcf/d as compared to 64 MMcf/d for the comparable period in 2004. The increase in production is primarily due to the acquisition of certain assets on June 30, 2004 and new production from the Company’s drilling program.
Natural gas revenue after transportation for the three months ended June 30, 2005 decreased 33 percent to $67.7 million as compared to $100.3 million for the same period in 2004. The decrease in natural gas revenue after transportation resulted primarily from a decrease in production levels offset by higher natural gas prices. Natural gas production volumes for the three months ended June 30, 2005 decreased 38 percent to average 98 MMcf/d as compared to 157 MMcf/d for the comparable quarter in 2004. The decrease in production resulted in a $41.5 million decrease in natural gas revenue for the second quarter of 2005. After adjusting production for the Spinout Assets, gas production for the three months ended June 30, 2005 averaged 98 MMcf/d as compared to 68 MMcf/d in 2004. The increase in production was due to the acquisition of certain assets on June 30, 2004 and new production from the Company’s drilling program. The average natural gas price (net of transportation but before financial instruments) of $7.62/Mcf for the three months ended June 30, 2005 was nine percent higher than the average natural gas price of $7.01/Mcf for the same period in 2004. Higher natural gas prices resulted in an $8.9 million increase to natural gas revenue after transportation for the second quarter of 2005.
Oil and NGLs revenue after transportation for the six months ended June 30, 2005 increased 24 percent to $58.3 million as compared to $47.0 million for the same period in 2004. The increase in oil and NGLs revenue after transportation resulted primarily from higher oil and NGLs prices partially offset by lower production volumes. The oil and NGLs price (net of transportation costs but before financial instruments) of $57.02/Bbl for the six months ended June 30, 2005 was 31 percent higher compared to the average price of $43.69/Bbl for the same period in 2004. Higher oil and NGLs prices resulted in a $14.1 million increase in oil and NGLs revenue for the six months ended June 30, 2005. Oil and NGLs production for the six months ended June 30, 2005 averaged 5,654 Bbl/d as compared to 5,905 Bbl/d for the comparable period in 2004. After adjusting production for the Spinout Assets, oil and NGLs production for the six months ended June 30, 2005 averaged 3,256 Bbl/d as compared to 3,609 Bbl/d for the comparable period in 2004. The decrease in production is primarily due to the disposition of our properties in Southeast Saskatchewan in the third quarter of 2004. Lower oil and NGLs production resulted in an $2.8 million decrease in oil and NGLs revenue after transportation for the six months ended June 30, 2005.
Oil and NGLs revenue after transportation for the three months ended June 30, 2005 decreased 26 percent to $18.8 million as compared to $25.3 million for the same period in 2004. The decrease in oil and NGLs natural gas revenue after transportation resulted primarily from a decrease in production levels partially offset by higher oil and NGLs prices. Oil and NGLs production volumes for the three months ended June 30, 2005 deceased 44 percent to average 3,407 Bbl/d as compared to 6,134 Bbl/d for the comparable quarter in 2004. The decrease in production resulted in a $14.9 million decrease in oil and NGLs revenue for the second quarter of 2005. After adjusting production for the Spinout Assets, oil and NGLs production for the three months ended June 30, 2005 averaged 3,407 MMcf/d as compared to 3,818 MMcf/d in 2004. The decrease in production was due to the disposition of our properties in Southeast Saskatchewan. The average oil and NGLs price (net of transportation but before financial instruments) of $60.54/Bbl for the three months ended June 30, 2005 was 33 percent higher than the average price of $45.37/Bbl for the same period in 2004. Higher oil and NGLs prices resulted in an $8.4 million increase to oil and NGLs revenue after transportation for the second quarter of 2005.
Financial Instruments
Paramount’s financial success is contingent upon the growth of reserves and production volumes and the economic environment that creates a demand for natural gas and crude oil. Such growth is a function of the amount of cash flow that can be generated and reinvested into a successful capital expenditure program. To protect cash flow against commodity price volatility, the Company will, from time to time, manage cash flow by utilizing forward commodity price contracts. The financial instrument program is generally for periods of less than one year and would not exceed 50 percent of Paramount’s current production volumes.
At June 30, 2005, Paramount had the following forward financial and physical contracts in place:

	Amount	Price	Term

Financial Sales Contracts
AECO Fixed Price	60,000 GJ/d	$7.58	July 2005 - October 2005
AECO Fixed Price	10,000 GJ/d	$8.73	November 2005 - March 2006
AECO Fixed Price	10,000 GJ/d	$8.71	November 2005 - March 2006
AECO Fixed Price	20,000 GJ/d	$8.09	November 2005 - March 2006
WTI Fixed Price	1,000 Bbl/d	US $47.30	March 2005 - September 2005
WTI Fixed Price	1,000 Bbl/d	US $46.77	March 2005 - December 2005
WTI Fixed Price	1,000 Bbl/d	US $53.43	October 2005 - March 2006

Physical Sales Contracts
Gas Sales contract	10,000 GJ/d	$7.22	April 2005 - October 2005
Gas Sales contract	5,000 GJ/d	$7.23	April 2005 - October 2005

The Company also has in place foreign exchange forward contracts, which have fixed the exchange rate on US $6.0 million for CDN $8.6 million over the next six months at CDN $1.4337
Subsequent to June 30, 2005, the Company entered into the following physical contract:

	Amount	Price	Term

Physical Sales Contract
AECO Fixed Price	10,000 GJ/d	$9.17	November 2005 - March 2006

The Company follows the recommendations set out by the Canadian Institute of Chartered Accountants (“CICA”) in Accounting Guideline (“AcG”) 13 — Hedging Relationships and Emerging Issues Committee Abstract 128 — Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments. According to the recommendations, financial instruments that do not qualify as a hedge under AcG 13 or are not designated as a hedge are recorded in the consolidated balance sheets as either an asset or a liability, with changes in fair value recorded in net earnings. The Company has chosen not to designate any of its financial instruments as hedges and accordingly, has used mark-to-market accounting for these instruments.
During the initial implementation of AcG 13 on January 1, 2004, the Company recorded deferred financial instrument gains and losses of $3.3 million and $1.8 million, respectively, representing the fair values of financial contracts outstanding at the beginning of the fiscal year. These deferred gains and losses are being recognized in earnings over the term of the related contracts. Amortization of the deferred gains and losses resulted in a net increase in earnings before tax of $0.8 million (2004 — decrease in net earnings before tax of $0.7 million).
In addition, the Company recognized the fair value of financial instruments it entered into during the six months ended and are outstanding as at June 30, 2005 totaling $20.1 million loss (2004 - $1.9 million loss) and a change in the fair value of previously entered financial instruments but still outstanding as at June 30, 2005 for $2.0 million loss (2004 — $8.5 million loss). These amounts reflect the unrealized changes in fair value of Paramount’s financial instruments.

The total loss on financial instruments for the six months ended June 30, 2005 of $14.3 million (2004 — $12.8 million loss) is comprised of the aforementioned mark-to-market valuation loss on forward contracts of $22.1 million (2004 — $10.3 million loss), net of amortization income of $0.8 million (2004 — amortization expense of $0.7 million) and realized gains on financial instruments of $7.0 million (2004 — 1.7 million loss) related to monthly settlements with counterparties.
The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risks associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third-party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.
As noted in the Significant Events section of this MD&A, Paramount will make available for delivery an average of 150,000 GJ/d of natural gas over a five-year term, to be marketed on Paramount’s behalf by the 25 percent owned gas marketing limited partnership. Paramount is not entitled to demand collateral securities from the gas marketing limited partnership to ensure payment for the gas volumes delivered, but is entitled to other means of protection in this regard including stringent credit and risk management restrictions. The Partners of the gas marketing limited partnership have approved a credit and risk policy to manage and mitigate major business risk associated with the partnership, including reporting requirements to enable the partners to monitor the adherence to the credit and risk policy.

	Three Months Ended		Six Months Ended
		June 30		June 30
Netbacks ($/Boe)	2005	2004	2005	2004

P&NG revenue before financial instruments(1)	$48.27	$42.67	$45.77	$41.28
Royalties	5.21	7.89	8.03	7.89
Operating costs	7.65	6.54	7.52	6.74

Operating netback	35.41	28.24	30.22	26.65

Realized loss (gain) on financial instruments	2.07	1.86	(1.26)	0.31
Loss (gain) on sale of investments	(0.26)	0.01	(0.51)	0.01
General and administration (2)	3.05	1.79	2.45	1.88
Interest (3)	3.40	1.77	2.41	1.63
Lease rentals	0.35	0.30	0.29	0.38
Bad debt recovery	—	(1.73)	—	(0.91)
Asset retirement obligations expenditures	0.03	0.06	0.04	0.04
Distributions from equity investments	(4.03)	—	(1.30)	—
Current and Large Corporations tax	1.07	0.58	0.50	0.43
Other	—	0.05	—	(0.12)

Funds flow netback	$29.73	$23.55	$27.60	$23.00

(1)	Net of transportation costs.

(2)	Excluding non-cash general and administrative expenses.

(3)	Excluding non-cash interest expense.
Royalties
Royalties, net of ARTC, amounted to $44.5 million for the six months ended June 30, 2005, as compared to $44.2 million for the comparable period in 2004. As a percentage of petroleum and natural gas sales net of transportation costs, royalties averaged 18 percent in the current period as compared to 19 percent for 2004. The decrease in royalty rates is due to lower royalty rate properties remaining in Paramount after the Trust Spinout on April 1, 2005.

This is offset by higher royalty rate properties acquired after June 30, 2004 that were included in the Trust Spinout for which the results are included in the first quarter of 2005.
For the three months ended June 30, 2005, royalties totaled $9.3 million as compared to $23.2 million during the same period a year earlier. The decrease is primarily the result of the Trust Spinout, as the Spinout Assets have a higher royalty rate. After adjusting 2005 and 2004 royalties and petroleum and natural gas sales net of transportation for the Trust Spinout, royalties as a percentage of sales averaged 11 percent in the current period as compared to 15 percent for 2004. The decrease in royalties as a percentage of revenue is due to an increase in production and revenue in the Liard and Cameron Hills properties which have low royalty rates as these properties are subject to a minimum royalty which is currently being offset against the capital expenditure credit pool.
Operating Costs
For the three and six months ended June 30, 2005, operating costs totaled $13.7 million and $41.7 million, respectively, compared to $19.3 million and $37.8 million, respectively, during the same period a year earlier. For the three months ended June 30, 2005, average operating costs on a unit-of-production basis, increased 22 percent to average $7.65/Boe as compared to $6.54/Boe for the second quarter of 2004. On a unit-of-production basis, the six months ended June 30, 2005 average operating costs increased 12 percent to $7.52/Boe from $6.74/Boe for the same period in 2004. The increase for both the quarter and six months is due to the disposition of lower operating cost properties as part of the Trust Spinout combined with a general increase in the cost of goods and services in the energy sector.
General and Administrative Expenses

	Three Months ended		Six Months Ended
		June 30		June 30
General and Administrative Expenses (thousands of dollars)	2005	2004	2005	2004

General and administrative expenses before Other	$4,702	$4,611	$10,020	$9,463
Other:
Stock-based compensation expense	7,575	1,262	12,072	2,284
Non-cash OIL Insurance expense	980	—	980	—

General and administrative expenses	$13,257	$5,873	$23,072	$11,747

General and administrative expenses before other expenses totaled $10.0 million for the six months ended June 30, 2005, as compared to $9.5 million recorded for the same period a year earlier. The increase is primarily a result of increased salary and benefits costs during the first three months of 2005, as a result of 2004 property acquisitions and increased administration staff levels to ensure compliance with the new corporate and reporting obligations in Canada and the United States, offset by reduced general and administrative expenses during the second quarter of 2005 as a result of the Trust Spinout. A number of Paramount employees became employees of Trilogy Energy Trust during the second quarter of 2005 resulting in a reduction in general and administrative costs associated with these former employees.
General and administrative expenses before other expenses totaled $4.7 million for the three months ended June 30, 2005, as compared to $4.6 million recorded for the same period a year earlier. The increase in primarily a result of increased administration staff levels to ensure compliance with the new corporate and reporting obligations in Canada and the United States.
On a unit-of-production basis, general and administrative expenses before other expenses was $1.81/Boe for the six months ended June 30, 2005 and $2.62/Boe for the three months ended June 30, 2005. For the comparable periods in 2004, general and administrative expenses before other expenses was $1.69/Boe for the six months period and $1.57/Boe for the three months period. The increases on a unit-of-production basis were for the same reasons as outlined above.
Stock-based compensation increased to $12.1 million and $7.6 million during the six months and three months ended June 30, 2005, compared to $2.3 million and $1.3 million for the comparable periods in 2004. The increase is primarily a result of the increase in the intrinsic value of outstanding stock options.
Paramount is one of many participants in OIL Insurance Limited, a mutual insurance company formed to insure specific property, pollution liability, control of well and other catastrophic risks of its members. The Company has booked a non-cash charge of US$0.8 million (CDN$1.0 million), with respect to a premium surcharge that the Company would have to pay upon a withdrawal from its participation in OIL Insurance Limited. The Company evaluates its risk management policies and procedures on an ongoing basis, including its participation in OIL Insurance Limited.
Interest Expense
Interest expense for the six months ended June 30, 2005, increased 40 percent to $13.4 million from $9.6 million for the same period in 2004. Interest expense for the three months ended June 30, 2004 was $6.1 million, an 11 percent increase from $5.5 million for the same period in 2004. The increase in interest expense for both the six months and three months ended June 30, is attributed to higher average credit facility borrowing levels. The increase in borrowings is a result of the Company’s higher capital expenditure activities and borrowings incurred as a result of the US Senior Notes exchange and consent solicitation for the Trust Spinout. The increase in interest expense is also the result of an increase in US$ Senior Notes issued to partially finance property acquisitions in 2004.
Dry Hole Costs
Under the successful efforts method of accounting for petroleum and natural gas properties, costs of drilling exploratory wells are initially capitalized and, if subsequently determined to be unsuccessful, are charged to dry hole expense. Other exploration costs, including geological and geophysical costs and annual lease rentals, are charged to exploration expense as incurred. Dry hole costs for the three and six months ended June 30, 2005 amounted to $0.5 million and $5.5 million, respectively as compared to $1.2 million and $4.2 million, respectively for the same period in 2004. The second quarter 2005 provision includes $0.3 million of costs associated with wells drilled in the current year and $0.2 million associated with exploratory wells drilled in previous years.
Geological and geophysical expenses increased during the six months ended June 30, 2005 to $7.2 million from $5.8 million for the same period in 2004.
Depletion and Depreciation
Depletion and depreciation expense increased to $98.1 million from $84.3 million for the six months ended June 30, 2005, primarily due to a larger asset base with the major acquisitions, combined with a higher depletion and depreciation rate. On a unit-of-production basis, depletion and depreciation costs increased to $17.68/Boe as compared to $15.06/Boe for the first six months of 2004, due to the disposition of lower capital cost properties as part of the Trust Spinout combined with the addition of capital costs excluded from the depletable base. Expired mineral leases included in depletion and depreciation expense for the six-month period ended June 30, 2005 totaled $2.0 million (2004 — $4.9 million).
Capital costs associated with undeveloped land and exploratory, non-producing petroleum and natural gas properties of $328 million are excluded from costs subject to depletion and depreciation at June 30, 2005 (December 31, 2004 — $300 million).

Income Tax
Income and other taxes recovery amounted to $16.7 million for the six months ended June 30, 2005 compared to an expense of $3.2 million for the same period in 2004. The recovery in 2005 resulted primarily from the expense recorded from accounting for debt restructuring charges in conjunction with the deferred deduction of those charges for tax purposes. The expense in 2004 was due primarily to higher claims on the company’s tax pools relative to the accounting deductions, mitigated by the reduction in the statutory rate in 2004.
Funds Flow and Earnings
For the six months ended June 30, 2005, funds flow from operations totaled $153.1 million as compared to $128.8 million in the comparable period in 2004. The 19 percent increase in funds flow is primarily due to higher petroleum and natural gas sales resulting from higher commodity prices and a slight increase in production volumes and realized gains on financial instruments of $7.0 million as opposed to realized losses on financial instruments of $1.7 million, partially offset by higher operating costs, interest expense and general and administrative expenses.
For the three months ended June 30, 2005, funds flow from operations totaled $53.2 million as compared to $69.3 million in the comparable period in 2004. The 23 percent decrease in funds flow is primarily due to lower production volumes as a result of the Trust Spinout, partially offset by higher commodity prices and the receipt of distributions from the Trilogy Energy Trust Units held by Paramount.
The net loss for the six months ended June 30, 2005 totaled $32.6 million compared to a net earnings of $13.1 million for the comparable period in 2004. This turn around in the net results is due mainly to the premiums paid on the notes exchange and consent solicitation, the increase in unrealized financial instrument losses from $11.0 million for the six months ended June 30, 2004 to $21.3 million for the current period, and partially offset by higher petroleum and natural gas sales revenue, a future tax recovery and realized financial instrument gains of $7.0 million in 2005 compared to $1.7 million in losses in 2004.
The net income for the three months ended June 30, 2005 totaled $12.9 million compared to a net income of $9.9 million for the comparable period in 2004. The increase in earnings is primarily due to unrealized financial instrument gains of $17.3 million in 2005 compared to losses of $0.8 million in 2004, decrease in royalties, depletion and depreciation, and operating costs as a result of the Trust Spinout, and partially offset by lower petroleum and natural gas sales as a result of the Trust Spinout, and higher stock-based compensation costs.

Quarterly Information

	Three Months Ended
(thousands of dollars, except per share amounts)	Jun. 30, 2005	Mar. 31, 2005	Dec. 31, 2004	Sept. 30, 2004

Net revenues	$96,581	$106,576	$162,880	$127,192
Net earnings (loss) before discontinued operations	$12,934	$(45,558)	$(18,873)	$40,599
Net earnings (loss) from discontinued operations	$—	$—	$1,120	$5,213

Net earnings (loss)	$12,934	$(45,558)	$(17,753)	$45,812

Net earnings (loss) from discontinued operations
per common share — basic	$—	$—	$(0.30)	$0.69
— diluted	$—	$—	$(0.30)	$0.68

Net earnings (loss) per share — basic	$0.20	$(0.72)	$(0.28)	$0.78
— diluted	$0.20	$(0.72)	$(0.28)	$0.76

	Three Months Ended
(thousands of dollars, except per share amounts)	Jun. 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003

Net revenues	$103,820	$78,107	$76,945	$65,415
Net earnings (loss) before discontinued operations	$10,331	$2,838	$10,899	$(8,491)
Net earnings (loss) from discontinued operations	$(395)	$341	$209	$108

Net earnings (loss)	$9,936	$3,179	$11,108	$(8,383)

Net earnings (loss) from discontinued operations
per common share — basic	$0.17	$0.05	$0.18	$(0.14)
— diluted	$0.17	$0.05	$0.18	$(0.14)

Net earnings (loss) per share — basic	$0.17	$0.05	$0.18	$(0.14)
— diluted	$0.17	$0.05	$0.18	$(0.14)

Net revenues for the second quarter of 2005 declined from the first quarter of 2005 mainly due to the decrease in production resulting from the Trust Spinout which was partially offset by higher commodity prices. In addition, an unrealized financial instruments gain of $17.3 million was recorded in the second quarter of 2005 compared to a $38.6 million loss in the first quarter, offset by a realized loss on financial instruments of $3.7 million in the second quarter of 2005 compared to a realized gain of $10.7 million in the first quarter of 2005. First quarter 2005 net revenues decreased from fourth quarter 2004 net revenues mainly due to net financial instrument losses of $27.9 million incurred during the first quarter compared to the net financial instrument gain of $27.4 million in the fourth quarter of 2004. Quarterly net revenues between the third quarter of 2003 to the fourth quarter 2004 have continued to increase as the Company had steadily increased production and commodity prices continued to remain high.
The net loss for the first quarter of 2005 was mainly due to the premium on notes exchange and consent solicitation costs incurred to facilitate the Trilogy Trust Spinout. The net loss for the fourth quarter of 2004 was mainly due to the recording of stock option liability using the intrinsic value to account for stock options as at December 31, 2004.

Capital Expenditures

	Three Months Ended June 30				Six Months Ended June 30
	2005		2004		2005		2004
Wells Drilled	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)	Gross (1)	Net (2)

Natural Gas	56	33	24	17	148	92	102	72
Oil	1	2	—	—	11	6	5	5
Oilsands evaluation	2	—	—	—	23	14	17	17
Dry	—	—	—	—	11	7	6	3

Total	59	35	24	17	193	119	130	97

(1)	“Gross” wells means the number of wells in which Paramount has a working interest or a royalty interest that may be convertible to a working interest.

(2)	“Net” wells means the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage working interest therein.
During the six months ended June 30, 2005, Paramount participated in the drilling of 193 gross wells (119 net) compared to 130 gross wells (97 net) for the comparable six month period in 2004.

	Three Months Ended		Six Months Ended
	June 30		June 30
Capital Expenditures (thousands of dollars)	2005	2004	2005	2004

Land	$13,203	$9,803	$30,950	$17,803
Geological and geophysical	1,649	1,841	7,162	5,833
Drilling	26,428	18,704	146,383	87,626
Production equipment and facilities	18,622	15,568	61,784	45,069

Exploration and development expenditures	$59,902	$45,916	$246,279	$156,331
Proceeds received on property dispositions	(712)	(2,448)	(723)	(5,613)
Property acquisitions	1,166	185,117	11,087	185,117
Other	306	568	1,311	795

Net capital expenditures	$60,662	$229,153	$257,954	$336,630

For the six months ended June 30, 2005, exploration and development expenditures totaled $246.3 million, as compared to $156.3 million for the same period in 2004. This increase in exploration and development expenditures is primarily due to increased expenditures in the West Kaybob area. The Company has identified many opportunities in the West Kaybob area, and on July 14, 2005, the Company completed the private placement of 1.9 million “flow-through” common shares for gross proceeds of approximately $40.4 million. The issuances will be used for exploration activities. The equity injection facilitates the acceleration of the West Kaybob development.
Second quarter exploration and development expenditures totaled $59.9 million, as compared to $45.9 million for the same period in 2004. The increase is primarily due to the Company’s coal bed methane capital expenditure program in the Horseshoe Canyon area of southern Alberta and an increase in land expenditures in West Kaybob.
Liquidity and Capital Resources
WORKING CAPITAL
The Company’s working capital position as at June 30, 2005 was a $22.0 million deficit compared to a $8.0 million surplus at December 31, 2004. This change in working capital is primarily the result of the change in financial instruments from a net asset of $19.4 million at December 31, 2004 to a net liability of $2.0 million at June 30, 2005. Accounts receivable decreased $10.3 million from December 2004 to June 2005, and accounts payable decreased by $12.4 million from December 2004 to June 2005, primarily as a result of the Trust Spinout.

The Company’s working capital deficiency will be funded by cash flows from operations and draw downs from the existing credit facility discussed below. In addition, the Company receives $2.4 million in distributions each month from the Trilogy Energy Trust Units retained by the Company as a result of the Trust Spinout.
DEBT
As a result of the notes exchange offer and consent solicitation, Paramount has outstanding notes of approximately US$213.6 million, 8 1/2 percent Senior Notes due 2013 and approximately US$0.9 million, 7 7/8 percent senior Notes due 2010 as at June 30, 2005. The impact of the note exchange offer on the remaining 2010 Notes was the elimination of substantially all of the affirmative and restrictive covenants, events of default, repurchase rights and related provisions contained in the indenture governing these Notes.
The 2013 Notes bear interest at a rate of 8 1/2 percent per year and mature on January 31, 2013. The 2013 Notes will be secured by 12,755,845 units of the Trust that are owned by Paramount as a result of the Trust Spinout. However, Paramount may sell such Trust units provided it makes an offer to the holders of the 2013 Notes to purchase 2013 Notes with the net proceeds of any sales at par plus a redemption premium, if applicable, of up to 4 1/4 percent depending on when the offer is made plus accrued and unpaid interest. The 2013 Notes cannot be redeemed with proceeds of equity offerings, but Paramount may, at its option, redeem all or part of the 2013 Notes after January 31, 2007 at par plus a redemption premium, if applicable up to 4 1/4 percent depending on when the notes are redeemed. If holders of a majority in aggregate principal amount of the 2013 Notes provide notice on September 30, 2005 that they elect to increase the interest rate on the 2013 Notes to 10 1/2 percent per year, Paramount may, at its option, at any time on or prior to January 31, 2006, redeem all of the 2013 Notes at par.
As at June 30, 2005, the Company had a $136 million committed revolving/non-revolving term facility with a syndicate of Canadian banks. Borrowings under the facility bear interest at the lender’s prime rate, bankers’ acceptance, or LIBOR rate plus an applicable margin dependent on certain conditions. Advances drawn on the facility are secured by a fixed and floating charge over the assets of the Company. The Company’s lenders review the market value of its Trust Units and amend the borrowing base accordingly at the end of each month. The revolving nature of the facility is due to expire on March 30, 2006, subject to extension.
The Company has letters of credit totaling $15.7 million (December 31, 2004 — $28.1 million) outstanding with a Canadian chartered bank. These letters of credit reduce the amount available under the Company’s credit facility.
Long-term debt decreased to $363.7 million at June 30, 2005, compared to $459.1 million at December 31, 2004, primarily as a result of the $190 million received as part of the Trust Spinout and partially offset by increased borrowings to fund the Company’s capital expenditure program.
SHARE CAPITAL AND STOCK BASED COMPENSATION
Pursuant to the Plan of Arrangement for the Trust Spinout, all of the Paramount Options were replaced with Paramount Post-Arrangement Options and Holdco Options. The Paramount Post-Arrangement Option and the Holdco Option issued in replacement of a Paramount Option, each relate to the same number of New Common Shares and Holdco Shares (which derive their value with reference to the Trilogy Trust Units), respectively, as the number of Common Shares issuable under the replaced Paramount Option and have the same aggregate exercise price as the replaced Paramount Options, with the respective exercise prices being determined based on the New Paramount Common Shares’ weighted average trading price (WATP) and the Trilogy Trust Unit WATP for the first three dates of trading. This is intended to preserve, but not enhance, the economic benefit to the Optionholders of their Paramount Options. In addition, the vesting for old Paramount Options was not accelerated upon the Trust Spinout, and the vesting schedule for the Paramount Post-Arrangement Options and the Holdco Options remains the same as the old Paramount Options.

For the three months ended June 30, 2005, 63,750 Paramount Post-Arrangement Options were exercised for cash consideration of $0.7 million (2004 — $0.1 million). These amounts were charged to the corresponding stock option liability with the difference charged to earnings during the periods. For the three months ended June 30, 2005, 44,750 Holdco Options were exercised for cash consideration of $0.5 million (2004 — $nil).
During the three months ended June 30, 2005, 18,000 Paramount Post-Arrangement Options were exercised for shares for cash proceeds of $0.1 million (2004 – $nil).
As a result, of the stock options exercised, the related stock option liability was reduced by $1.3 million and the share capital was increased by $0.2 million for the three months ended June 30, 2005.
As at June 30, 2005 and July 29, 2005, the Company had 64,116,050 and 66,016,050 outstanding common shares, respectively. The 1.9 million increase in the number of common shares was due to the July 14, 2005 flow through share issuance described in the significant events section.
Related Party Transactions
TRILOGY ENERGY TRUST
Paramount is a unitholder of the Trust. On April 1, 2005, Paramount entered into a service agreement with the Trust’s subsidiary and administrator (Trilogy Energy Ltd.) whereby Paramount will provide administrative and operating services to the Trust and its subsidiaries to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. Under this agreement, Paramount shall be reimbursed at cost for all expenses it incurred in providing the services to the Trust and its subsidiaries. The agreement is in effect until March 31, 2006 but may be terminated by either party with at least six months written notice. The amount of expenses billed by Paramount Resources as management fee under this agreement was $1.8 million for the three months ended June 30, 2005. This amount is included as a reduction to general and administrative expenses in the Company’s consolidated financial statements.
Trilogy Energy LP and Paramount have entered into a Call on Production Agreement whereby Paramount has the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favorable than the price Paramount would receive on the resale of the natural gas to a 25 percent indirectly owned gas marketing limited partnership. The term of the Call on Production Agreement is no longer than five years. Trilogy Energy LP sold 2,657,264 GJs of natural gas to Paramount for $18.3 million for the three months ended June 30, 2005 under this agreement.
The Trust and Paramount also had non-interest bearing cash advances from/to each other arising from normal business activities.
The net balance due from Paramount arising from the above related party transactions amounted to $0.5 million as at June 30, 2005.
In addition to the letters of credit issued by the Trust as discussed in note 7, Paramount on behalf of the Trust, has issued letters of credit totaling $3.8 million as at June 30, 2005. The Trust has not recorded a liability as at June 30, 2005 with respect to such letters of credit which are set to expire in November 2005.
GAS MARKETING LIMITED PARTNERSHIP
Paramount sold 7,486,607 GJs of natural gas to a 25 percent owned gas marketing limited partnership for $55.4 million for the period from March 9, 2005 (date of the gas marketing limited partnership’s commencement of operations) to June 30, 2005. The transactions have been recorded at the exchange amounts.

WILSON DRILLING LTD.
On February 1, 2005, Wilson Drilling Ltd., a 50 percent owned subsidiary, sold 721,991 Trinidad Energy Services Income Trust units to the Company for $7.9 million in exchange for a Demand Promissory Note. This transaction has been recorded at the exchange amount.
Risks and Uncertainties
Companies involved in the exploration for and production of oil and natural gas face a number of risks and uncertainties inherent in the industry. The Company’s performance is influenced by commodity pricing, transportation and marketing constraints and government regulation and taxation.
Natural gas prices are influenced by the North American supply and demand balance as well as transportation capacity constraints. Seasonal changes in demand, which are largely influenced by weather patterns, also affect the price of natural gas.
Stability in natural gas pricing is available through the use of short and long-term contract arrangements. Paramount utilizes a combination of these types of contracts, as well as spot markets, in its natural gas pricing strategy. As the majority of the Company’s natural gas sales are priced to US markets, the Canada/US exchange rate can strongly affect revenue.
Oil prices are influenced by global supply and demand conditions as well as by worldwide political events. As the price of oil in Canada is based on a US benchmark price, variations in the Canada/US exchange rate further affect the price received by Paramount for its oil.
The Company’s access to oil and natural gas sales markets is restricted, at times, by pipeline capacity. In addition, it is also affected by the proximity of pipelines and availability of processing equipment. Paramount intends to control as much of its marketing and transportation activities as possible in order to minimize any negative impact from these external factors.
The oil and gas industry is subject to extensive controls, regulatory policies and income taxes imposed by the various levels of government. These controls and policies, as well as income tax laws and regulations, are amended from time to time. The Company has no control over government intervention or taxation levels in the oil and gas industry; however, it operates in a manner intended to ensure that it is in compliance with all regulations and is able to respond to changes as they occur.
Paramount’s operations are subject to the risks normally associated with the oil and gas industry including hazards such as unusual or unexpected geological formations, high reservoir pressures and other conditions involved in drilling and operating wells. The Company attempts to minimize these risks using prudent safety programs and risk management, including insurance coverage against potential losses.
The Company recognizes that the industry is faced with an increasing awareness with respect to the environmental impact of oil and gas operations. Paramount has reviewed the environmental risks to which it is exposed and has determined that there is no current material impact on the Company’s operations; however, the cost of complying with environmental regulations is increasing. Paramount intends to ensure continued compliance with environmental legislation.

2005 Outlook and Sensitivity Analysis
The Company’s earnings and funds flow are highly sensitive to changes in commodity prices, exchange rates and other factors that are beyond the control of the Company. Current volatility in commodity prices creates uncertainty as to Paramount’s funds flow and capital expenditure budget. The Company will therefore assess results throughout the year and revise estimates as necessary to reflect most current information. The following post Trilogy Spinout analysis assesses the magnitude of these sensitivities on the Company’s 2005 funds flow using the following base assumptions:

2005 Average Production
Natural gas	110 MMcf/d
Crude oil/liquids	4,100 Bbl/d

2005 Average Prices
Natural gas	$7.00/Mcf
Crude oil (WTI)	US$	45.00/Bbl

2005 Exchange Rate (C$/US$)		$0.82

The following analysis assesses the estimated impact on cash flow with variations in production, prices, interest and exchange rates:

Funds Flow Effect (1)
Sensitivity	(millions of dollars)

Gas sales change of 10 MMcf/d	$18.52
Gas price change of $0.10/Mcf	$3.29
Oil and natural gas liquids sales change of 100 Bbl/d	$1.23
Oil and natural gas liquids price change of $1.00/Bbl (W.T.I)	$1.50
Sensitivity to Canada/US exchange rate fluctuation of $0.01 CDN	$0.64
Average interest rate change of 1%	$1.01

(1) Funds flow effect excludes the impact of financial and physical contracts
Critical Accounting Estimates
The MD&A is based on the Company’s consolidated financial statements, which have been prepared in Canadian dollars in accordance with GAAP. The application of GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Paramount bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.
The following is a discussion of the critical accounting estimates that are inherent in the preparation of the Company’s consolidated financial statements and notes thereto.
ACCOUNTING FOR PETROLEUM AND NATURAL GAS OPERATIONS
Under the successful efforts method of accounting, the Company capitalizes only those costs that result directly in the discovery of petroleum and natural gas reserves, including acquisitions, successful exploratory wells, development costs and the costs of support equipment and facilities. Exploration expenditures, including geological and geophysical costs, lease rentals, and exploratory dry holes are charged to earnings (loss) in the period incurred.

Certain costs of exploratory wells are capitalized pending determination that proved reserves have been found. Such determination is dependent upon, among other things, the results of planned additional wells and the cost of required capital expenditures to produce the reserves found.
The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results of a drilling operation can take considerable time to analyze, and the determination that proved reserves have been discovered requires both judgment and application of industry experience. The evaluation of petroleum and natural gas leasehold acquisition costs requires management’s judgment to evaluate the fair value of exploratory costs related to drilling activity in a given area.
RESERVE ESTIMATES
Estimates of the Company’s reserves included in its consolidated financial statements are prepared in accordance with guidelines established by the Alberta Securities Commission. Reserve engineering is a subjective process of estimating underground accumulations of petroleum and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.
Paramount’s reserve information is based on estimates prepared by its independent petroleum consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions, all of which may differ from actual results, reserve estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.
The present value of future net revenues should not be assumed to be the current market value of the Company’s estimated reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations.
The estimates of reserves impact depletion, dry hole expenses and asset retirement obligations. If reserve estimates decline, the rate at which the Company records depletion increases, reducing net earnings. In addition, changes in reserve estimates may impact the outcome of Paramount’s assessment of its petroleum and natural gas properties for impairment.
IMPAIRMENT OF PETROLEUM AND NATURAL GAS PROPERTIES
The Company reviews its proved properties for impairment annually on a field basis. For each field, an impairment provision is recorded whenever events or circumstances indicate that the carrying value of those properties may not be recoverable. The impairment provision is based on the excess of carrying value over fair value. Fair value is defined as the present value of the estimated future net revenues from production of total proved and probable petroleum and natural gas reserves, as estimated by the Company on the balance sheet date. Reserve estimates, as well as estimates for petroleum and natural gas prices and production costs may change, and there can be no assurance that impairment provisions will not be required in the future.
Unproved leasehold costs and exploratory drilling in progress are capitalized and reviewed periodically for impairment. Costs related to impaired prospects or unsuccessful exploratory drilling are charged to earnings (loss). Acquisition costs for leases that are not individually significant are charged to earnings (loss) as the related leases expire. Further impairment expense could result if petroleum and natural gas prices decline in the future or if negative reserve revisions are recorded, as it may be no longer economic to develop certain unproved properties.

Management’s assessment of, among other things, the results of exploration activities, commodity price outlooks and planned future development and sales, impacts the amount and timing of impairment provisions.
ASSET RETIREMENT OBLIGATIONS
The asset retirement obligations recorded in the consolidated financial statements are based on an estimate of the fair value of the total costs for future site restoration and abandonment of the Company’s petroleum and natural gas properties. This estimate is based on management’s analysis of production structure, reservoir characteristics and depth, market demand for equipment, currently available procedures, the timing of asset retirement expenditures and discussions with construction and engineering consultants. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.
INCOME TAXES
The determination of Paramount’s income and other tax liabilities requires interpretation of complex laws and regulations often involving multiple jurisdictions. All tax filings are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, the actual income tax liability may differ significantly from amounts estimated and recorded.
The Company records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods. Paramount periodically assesses the realizability of its future tax assets. If Paramount concludes that it is more likely than not that some portion or all of the future tax assets will not be realized, the tax asset would be reduced by a valuation allowance.
Recent Accounting Pronouncements
FINANCIAL INSTRUMENTS, OTHER COMPREHENSIVE INCOME AND EQUITY
The Canadian Institute of Chartered Accountants (the “CICA”) is expected to adopt a new standard in 2005 that sets out comprehensive requirements for recognition and measurement of financial instruments. Under this new standard, an entity would recognize a financial asset or liability only when the entity becomes a party to the contractual provisions of the financial instrument. Financial assets and financial liabilities would, with certain exceptions, be initially measured at fair value. After initial recognition, the measurement of financial assets would vary depending on the category of the asset: financial assets held for trading (at fair value with the unrealized gains and losses on assets recorded in income), held-to-maturity investments (at amortized cost), loans and receivables (at amortized cost), and available-for-sale financial assets (at fair value with the unrealized gains and losses on assets recorded in comprehensive income). Financial liabilities held for trading would be subsequently measured at fair value while all other financial liabilities would be subsequently measured at amortized cost using the effective interest method.
In conjunction with the proposed new standard on financial instruments as discussed above, a new standard on reporting and display of comprehensive income is also expected. A statement of comprehensive income would be included in a full set of financial statements for both interim and annual periods under this new standard. Comprehensive income is defined as the change in equity (net assets) of an enterprise during a period from transactions and other events and circumstances from non-owner sources. The new statement would present net income and each component to be recognized in other comprehensive income. Likewise, the CICA is expected to adopt a new standard on Equity that would require the separate presentation of: the components of equity (retained earnings, accumulated other comprehensive income, the total of retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves); and the changes in equity arising from each of these components of equity.

These new standards are expected to be effective for the year ending December 31, 2006 for the Company.

Paramount Resources Ltd.
Consolidated Balance Sheets
Unaudited
(thousands of dollars)

	June 30	December 31
	2005	2004

ASSETS (note 4)
Current Assets

Short-term investments (market value: 2005 - $14,966; 2004 - $27,149)	$13,576	$24,983
Accounts receivable	97,519	107,843
Financial instruments (note 6)	6,622	21,564
Prepaid expenses	4,042	3,260

	121,759	157,650

Property, Plant and Equipment
Property, plant and equipment, at cost	1,197,291	1,933,104
Accumulated depletion and depreciation	(329,418)	(587,298)

	867,873	1,345,806

Goodwill (note 2)	12,221	31,621
Long-term investments and other assets (note 3)	88,175	7,709
Future income taxes	4,040	—

	$1,094,068	$1,542,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$135,157	$147,508
Financial instruments (note 6)	8,572	2,188

	143,729	149,696

Long-term debt (note 4)	363,749	459,141
Asset retirement obligations (note 7)	41,585	101,486
Deferred gain and other (note 2)	7,651	—
Stock based compensation liability	35,975	41,044
Future income taxes	—	166,380

	592,689	917,747

Commitments and Contingencies (notes 4, 6, and 9)

Shareholders’ Equity
Share capital (note 5)
Issued and outstanding 64,116,050 common shares (2004 - 63,185,600 common shares)	157,408	302,932
Retained earnings	343,971	322,107

	501,379	625,039

	$1,094,068	$1,542,786

See accompanying notes to consolidated financial statements.

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss) and Retained Earnings
Unaudited
(thousands of dollars except per share amounts)

	Three Months Ended		Six Months Ended
		June 30		June 30
	2005	2004	2005	2004
		(restated - note 10)		(restated - note 10)
Revenue
Petroleum and natural gas sales revenue	$91,848	$133,386	$268,356	$246,309
Realized gain (loss) on financial instruments (note 6)	(3,703)	(5,462)	7,006	(1,719)
Unrealized gain (loss) on financial instruments (note 6)	17,313	(835)	(21,326)	(11,040)
Royalties (net of Alberta Royalty Tax Credit)	(9,340)	(23,235)	(44,544)	(44,170)
Gain (loss) on sale of investments	463	(34)	2,830	(34)

	96,581	103,820	212,322	189,346

Expenses
Operating	13,700	19,264	41,685	37,751
Transportation costs	5,376	7,770	14,541	15,189
Interest	6,089	5,479	13,435	9,619
General and administrative	13,257	5,873	23,072	11,747
Bad debt recovery	—	(5,107)	—	(5,107)
Lease rentals	632	872	1,591	2,106
Geological and geophysical	1,649	1,841	7,162	5,833
Dry hole costs	520	1,171	5,503	4,186
Gain on sales of property, plant and equipment	(15)	(30)	(1,000)	(521)
Accretion of asset retirement obligations	811	1,292	2,781	2,538
Depletion and depreciation	34,718	42,498	98,075	84,319
Realized foreign exchange gain on US debt	—	—	(14,191)	—
Unrealized foreign exchange loss on US debt	3,389	2,680	19,211	5,270
Premium for exchange of US debt and consent solicitation (note 4)	—	—	53,114	—

	80,126	83,603	264,979	172,930

Equity income on investments	3,388	—	3,312	—

Income (loss) before income taxes	19,843	20,217	(49,345)	16,416

Income and other taxes
Large Corporations Tax and other	1,924	1,710	2,765	2,428
Future income tax (recovery) expense	4,985	8,176	(19,486)	819

	6,909	9,886	(16,721)	3,247

Net earnings (loss) from continuing operations	12,934	10,331	(32,624)	13,169
Net earnings (loss) from discontinued operations (note 10)	—	(395)	—	(54)

Net earnings (loss)	12,934	9,936	(32,624)	13,115

Retained earnings, beginning of the period	276,549	291,866	322,107	295,013
Adjustment due to Trust Spinout (note 2)	54,488	—	54,488	—
Purchase and cancellation of share capital (note 5)	—	(7,754)	—	(14,080)

Retained earnings, end of the period	$343,971	$294,048	$343,971	$294,048

Net earnings (loss) from continuing operations per common share
- basic	$0.20	$0.17	$(0.51)	$0.22
- diluted	$0.20	$0.17	$(0.51)	$0.22

Net earnings (loss) from discontinued operations per common share
- basic	$—	$—	$—	$—
- diluted	$—	$—	$—	$—

Net earnings (loss) per common share
- basic	$0.20	$0.17	$(0.51)	$0.22
- diluted	$0.20	$0.17	$(0.51)	$0.22

Weighted average common shares outstanding (thousands)
- basic	64,103	58,626	63,835	59,085
- diluted	65,820	59,558	65,418	59,868

See accompanying notes to consolidated financial statements.

Paramount Resources Ltd.
Consolidated Statements of Cash Flows
Unaudited
(thousands of dollars except per share amounts)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2005	2004	2005	2004

Operating activities		(restated - note 10)		(restated - note 10)
Net earnings (loss)	$12,934	$9,936	$(32,624)	$13,115
Add (deduct)
Depletion and depreciation	34,718	42,498	98,075	84,319
Gain on sales of property, plant and equipment	(15)	(30)	(1,000)	(521)
Accretion of asset retirement obligations	811	1,292	2,781	2,538
Future income tax (recovery) expense	4,985	8,176	(19,486)	819
Amortization of other assets	—	259	96	517
Non-cash general and administrative	7,801	609	9,474	1,196
Non-cash loss on financial instruments (note 6)	(17,313)	835	21,326	11,040
Realized foreign exchange gain on US debt	—	—	(14,191)	—
Unrealized foreign exchange loss on US debt	3,389	2,680	19,211	5,270
Equity income (loss) on investments	(3,388)	—	(3,312)	—
Premium for exchange of US debt and consent solicitation (note 4)	—	—	53,114	—
Distributions from equity investments	7,217	—	7,217	—
Asset retirement obligations expenditures	(62)	(173)	(214)	(236)
Dry hole costs	520	1,171	5,503	4,186
Geological and geophysical costs	1,649	1,841	7,162	5,833

Funds flow from continuing operations	53,246	69,094	153,132	128,076
Funds flow from discontinued operations	—	242	—	751

Funds flow from operations	53,246	69,336	153,132	128,827

Change in non-cash operating working capital from continuing operations	7,536	(9,870)	20,958	(45,663)
Change in non-cash operating working capital from discontinued operations	—	593	—	33

	60,782	60,059	174,090	83,197

Financing activities
Bank loans — draws	60,099	65,828	224,900	135,817
Bank loans — repayments	(228,471)	(7,913)	(323,428)	(32,324)
Proceeds from US Debt, net of issuance costs	285	164,047	(4,782)	164,047
Premium on exchange of US debt (note 4)	—	—	(45,077)	—
Share capital — issued, net of issuance costs	85	(10,503)	9,580	(19,401)
Receipt of funds from Trust Spinout (note 2)	220,000	—	220,000	—
Costs of reorganization (note 2)	—	—	(4,000)	—
Discontinued operations	—	(12)	—	(343)

	51,998	211,447	77,193	247,796

Cash flow provided by operating and financing activities	112,780	271,506	251,283	330,993

Investing activities
Property, plant and equipment expenditures	(60,208)	(46,484)	(247,590)	(157,126)
Petroleum and natural gas property acquisitions	(1,166)	(185,117)	(11,087)	(185,117)
Proceeds on sale of property, plant and equipment	712	2,448	723	5,613
Equity investments (note 2)	(1)	—	(6,215)	—
Change in non-cash investing working capital	(52,117)	(39,891)	12,886	9,453
Discontinued operations	—	(2,462)	—	(3,816)

Cash flow used in investing activities	(112,780)	(271,506)	(251,283)	(330,993)

Increase (decrease) in cash	—	—	—	—
Cash, beginning of the period	—	—	—	—

Cash, end of the period	$—	$—	$—	$—

Interest Paid	$443	$10,617	$4,619	$12,172

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
(all tabular amounts expressed in thousands of dollars)
Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of natural gas and oil. The Company’s principal properties are located in Alberta, the Northwest Territories and British Columbia in Canada. The Company also has properties in Saskatchewan and offshore the East Coast in Canada, and in Montana, North Dakota and California in the United States.
1. Summary of Significant Accounting Policies
The interim consolidated financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in Paramount’s Annual Report for the year ended December 31, 2004, except as noted below.
The timely preparation of the interim financial statements in conformity with GAAP requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenue and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results could differ from those estimates.
CONSOLIDATION OF VARIABLE INTEREST ENTITIES
On January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 (“AcG – 15”) “Consolidation of Variable Interest Entities.” AcG 15 defines a variable interest entity (“VIE”) as a legal entity in which either the total equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties or the equity owners lack a controlling financial interest. The guideline requires the enterprise which absorbs the majority of a VIE’s expected gains or losses, the primary beneficiary, to consolidate the VIE.
There was no effect on Paramount’s Consolidated Financial Statements as a result of the adoption of the guideline on January 1, 2005.
2. Significant Transactions
TRUST SPINOUT
At a special meeting held on March 28, 2005, Paramount’s shareholders and optionholders approved the Trust Spinout arrangement under the Business Corporations Act (Alberta). Through the plan of arrangement, Shareholders of Paramount received in exchange for their Common Shares, one New Common Share of Paramount and one Trust Unit of the new energy trust, Trilogy Energy Trust (the “Trust”). Under this transaction, Shareholders of Paramount own all the issued and outstanding New Common Shares and 81 percent of the issued and outstanding Trust Units, with the remaining 19 percent of the issued and outstanding Trust Units being held by Paramount.
Pursuant to a plan of arrangement, the Trust now indirectly owns certain assets previously owned by Paramount located in the Kaybob and Marten Creek areas of Alberta (the “Spinout Assets”). As holders of Trust Units after the plan of arrangement, the Unitholders receive monthly distributions of the cash flow generated by the Spinout Assets held by Trilogy Energy LP, a limited partnership, and distributed to Unitholders through the Trust.

On March 29, 2005 Paramount received the final order of the Court of Queen’s Bench approving the above arrangement, which became effective April 1, 2005.
At the effective date of the plan of arrangement, the Trust Spinout did not result in a substantial change in ownership of the Spinout Assets and therefore, the transaction was accounted for at the carrying value of the net assets transferred and did not give rise to a gain or loss in the consolidated financial statements of Paramount. In accordance with the plan of arrangement, the Trust paid Paramount $190 million in cash plus $30 million as an initial settlement of outstanding working capital distribution amounts. The net change to retained earnings was a $54.5 million increase. The carrying values of assets and related liabilities transferred to the Trust on April 1, 2005 were as follows:

(thousands of dollars)

Property, plant and equipment, net	$699,207
Goodwill	19,400
Asset retirement obligations	(65,076)
Net working capital accounts	(35,674)

$617,857

The following table provides a reconciliation of the impact of the Trust Spinout on share capital, retained earnings, and the residual value of Paramount’s 19% interest in Trilogy Energy Trust:

			Investment in
			Trilogy Energy
(thousands of dollars)	Share Capital	Retained Earnings	Trust[1]	Total

Balance as at March 31, 2005	$314,272	$276,549	$—	$590,821

Common Share Exchange (note 5)	(157,136)	157,136		—
Carrying value of assets and related liabilities transferred to the Trust		(500,464)	(117,393)	(617,857)
Cash received per the Plan of Arrangement		153,900	36,100	190,000
Future income tax adjustment resulting from the Plan of Arrangement		232,705		232,705
Adjustment resulting from the disposition of the general partnership interest in Trilogy Energy LP		15,211		15,211
Reorganization costs related to Trust Spinout		(4,000)		(4,000)

	(157,136)	54,488	(81,293)	(183,941)

Balance as at April 1, 2005	157,136	331,037	(81,293)	406,880

Net earnings for the three months ended June 30, 2005		12,934		12,934
Stock options exercised (note 5)	272			272
Equity income from Trilogy net of distributions (note 3)			3,918	3,918

Balance as at June 30, 2005	$157,408	$343,971	$(77,375)	$424,004

1 Amounts were credited (debited) to Investment in Trilogy Energy Trust

INTEREST IN OIL SANDS PARTNERSHIP
During the first quarter of 2005, Paramount and North American Oil Sands Corporation (“NAOSC”) formed a 50-50 owned partnership, 68-475 Alberta Oil Sands Partnership (“Oil Sands Partnership”), for the purpose of acquiring, drilling and evaluating oil sands interests in the central portion of the Athabasca Oil Sands region of Alberta. The formation of the Oil Sands Partnership was completed through a series of related events as follows:
•	Paramount acquired 50 percent interests in certain properties (Crown and Koch Lands) from NAOSC for a cash consideration of $6.3 million. Likewise, Paramount sold its 50 percent interest in certain properties to NAOSC (Thornbury Lands) for a cash consideration of $0.3 million.
•	Paramount and NAOSC each contributed certain properties (Initial Lands), with a fair value of $1.5 million for each property, to the Oil Sands Partnership and were each issued 1.5 million partnership units.
•	NAOSC subscribed for an additional 12,000,000 partnership units for $12 million.
•	Paramount transferred certain properties to the Oil Sands Partnership with an agreed fair value of $19.6 million, in exchange for 12,000,000 partnership units, a cash payment to Paramount of $6 million, and the assumption of a $1.6 million liability. The $6 million consideration was an endorsed Paramount cheque from the first transaction above and was therefore considered a non-cash transaction for purposes of the consolidated statements of cash flows.
•	Paramount and NAOSC contributed their joint properties (Crown and Koch lands) to the Oil Sands Partnership and were each issued 6,592,863 partnership units.
Paramount initially retained a 1 percent gross overriding royalty interest in some of the lands contributed to the Oil Sands Partnership in accordance with the partnership agreement. On March 21, 2005, Paramount contributed this royalty interest to the Oil Sands Partnership in exchange for an additional 8,000,000 partnership units after NAOSC acquired additional partnership units for cash as required by the partnership agreement.
Subsequent to the formation of the Oil Sands Partnership, Paramount also entered into purchase and sale agreements with NAOSC whereby Paramount acquired a 50 percent interest in certain lands for $10.4 million and disposed of a 50 percent interest in other lands for $1.1 million. It is intended that these jointly owned lands will be contributed into the Oil Sands Partnership in exchange for partnership units.
These interim consolidated financial statements include Paramount’s proportionate share of the assets, liabilities and expenses of the Oil Sands Partnership as at and for the period ended June 30, 2005. The Company has recorded a deferred gain of $6.5 million related to the contribution of land into the Oil Sands Partnership. The deferred gain will be recognized in earnings as the properties are depleted.
INTEREST IN GAS MARKETING LIMITED PARTNERSHIP
In March 2005, Paramount completed a transaction whereby it acquired an indirect 25 per cent interest in a gas marketing limited partnership for US$5 million (Cdn$6.2 million). The gas marketing limited partnership commenced operations on March 9, 2005 and is accounted for using the equity method.
In conjunction with this transaction, Paramount will make available for delivery an average of 150,000 GJ/d of natural gas over a five-year term, to be marketed on Paramount’s behalf by the gas marketing limited partnership. Paramount and Trilogy Energy LP have entered into a Call on Production Agreement whereby Paramount will have the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favorable than the price Paramount will receive on the resale of the natural gas to the gas marketing limited partnership. The term of the Call on Production Agreement is no longer than five years.

3. Long-Term Investments and Other Assets
As at June 30, 2005, long-term investments and other assets are comprised of:

(thousands of dollars)	June 30, 2005	December 31, 2004

Investment in Trilogy Energy Trust (market value as at June 30, 2005 - $269.3 million)	$77,375	$—
Investments in gas marketing limited partnership	6,083	—
Deferred financing costs related to the 8 1/2% US Senior Notes due 2013	4,717	—
Deferred financing costs related to the 7 7/8% US Senior Notes due 2010	—	4,729
Deferred financing costs related to the 8 7/8% US Senior Notes due 2014	—	2,980

	$88,175	$7,709

The investment in Trilogy Energy Trust is accounted for using the equity method. The following is a continuity analysis of Paramount’s investment in Trilogy Energy Trust for the three months ended June 30, 2005.

(thousands of dollars)	Investment in Trilogy Energy Trust

Balance as at April 1, 2005 (note 2)	$81,293
Equity income from Trilogy	3,299
Distributions from Trilogy	(7,217)

Balance as at June 30, 2005	$77,375

4. Long-Term Debt
Long-term debt is comprised of:

(thousands of dollars)	June 30, 2005	December 31, 2004

8 1/2% US Senior Notes due 2013 (US $213.6 million)	$261,737	$—
7 7/8% US Senior Notes due 2010 (2005 - US $0.9 million and 2004 - US $133.3 million)	1,119	160,174
8 7/8% US Senior Notes due 2014 (US $81.3 million)	—	97,662
Credit facility – current interest rate of 3.7% (2004 - 3.8%)	100,893	201,305

	$363,749	$459,141

NOTES OFFERING
On February 7, 2005, Paramount completed a note exchange offer and consent solicitation, as amended, issuing approximately US$213.6 million principal amount of 8 1/2 percent Senior Notes due 2013 (the “2013 Notes”) and paying aggregate cash consideration of approximately US$36.2 million (CDN$45.1 million) in exchange for approximately 99.31 percent of the outstanding 7 7/8 percent Senior Notes due 2010 (the “2010 Notes”) and 100 percent of the outstanding 8 7/8 percent Senior Notes due 2014 (the “2014 Notes”) and the note holders consent for Paramount to proceed with the Trust Spinout. As a result, approximately US$0.9 million principal amount of the 2010 Notes and no 2014 Notes remain outstanding. The impact of the note exchange offer on the remaining 2010 Notes was the elimination of substantially all of the affirmative and restrictive covenants, events of default, repurchase rights and related provisions contained in the indenture governing those Notes. The company has expensed $8.0 million of deferred financing charges associated with the 2010 Notes and the 2014 Notes.

The 2013 Notes bear interest at a rate of 8 1/2 percent per year and mature on January 31, 2013. The 2013 Notes are secured by 12,755,845 units of the Trust that are owned by Paramount as a result of the Trust Spinout; however, Paramount may sell such Trust units provided it makes an offer to the holders of the 2013 Notes to purchase the 2013 Notes with the net proceeds of any sales at par plus a redemption premium, if applicable, of up to 4 1/4 percent depending on when the offer is made plus accrued and unpaid interest. The 2013 Notes cannot be redeemed with proceeds of equity offerings, but Paramount may, at its option, redeem all or part of the 2013 Notes after January 31, 2007 at par plus a redemption premium, if applicable, up to 4 1/4 percent depending on when the notes are redeemed. If holders of a majority in aggregate principal amount of the 2013 Notes provide notice on September 30, 2005 that they elect to increase the interest rate on the 2013 Notes to 10 1/2 percent per year, Paramount may, at its option, at any time on or prior to January 31, 2006, redeem all of the 2013 Notes at par.
CREDIT FACILITIES
As at June 30, 2005, the Company had a $136 million committed revolving/non-revolving term facility with a syndicate of Canadian banks. Borrowings under the facility bear interest at the lender’s prime rate, bankers’ acceptance, or LIBOR rate plus an applicable margin dependent on certain conditions. Advances drawn on the facility are secured by a fixed and floating charge over the assets of the Company, excluding the Trilogy Trust Units. The revolving nature of the facility is due to expire on March 30, 2006, subject to extension.
The Company has letters of credit totaling $15.7 million (December 31, 2004 — $28.1 million) outstanding with a Canadian chartered bank. These letters of credit reduce the amount available under the Company’s credit facility.

5. Share Capital
AUTHORIZED CAPITAL
The authorized capital of the Company is comprised of an unlimited number of non-voting preferred shares without nominal or par value, issuable in series, and an unlimited number of common shares without nominal or par value.

		Consideration
Common Shares	Number	($thousands)

Balance December 31, 2003	60,094,600	$200,274

Shares repurchased — at carrying value	(1,629,500)	(5,322)
Stock options exercised	220,500	3,057
Common shares issued, net of issuance costs	2,500,000	54,901
Flow through shares issued, net of issuance costs	2,000,000	57,981
Tax adjustment on share issuance costs and flow-through share	—	(7,959)
renunciations

Balance December 31, 2004	63,185,600	$302,932

Stock options exercised	912,450	22,870
Tax adjustment on flow through share renunciations	—	(11,530)

Balance March 31, 2005	64,098,050	$314,272

Stock options exercised	18,000	272
Common share exchange adjustment due to Trust Spinout (note 2)	—	(157,136)

Balance June 30, 2005	64,116,050	$157,408

ISSUED CAPITAL
On July 14, 2005, Paramount completed the private placement of 1,900,000 common shares issued on a “flow-through” basis at $21.25 per share. The gross proceeds of the issue were approximately $40.4 million
On October 26, 2004, Paramount completed the issuance of 2,500,000 common shares at a price of $23.00 per share. The gross proceeds of the issue were $57.5 million.
On October 15, 2004, Paramount completed the private placement of 2,000,000 common shares issued on a “flow-through” basis at $29.50 per share. The gross proceeds of the issue were $59 million. As at June 30, 2005, the Company had made renunciations of $54.0 million.
The Company instituted a Normal Course Issuer Bid to acquire a maximum of five percent of its issued and outstanding shares which commenced May 15, 2003 and expired May 14, 2004. Between January 1, 2004 and May 14, 2004, 1,629,500 shares were purchased pursuant to the plan at an average price of $11.91 per share. For the six months and three months ended June 30, 2004, $14.1 million and $7.8 million, respectively, have been charged to retained earnings related to the share repurchase price in excess of the carrying value of the shares.
STOCK OPTION PLAN
Pursuant to the Plan of Arrangement for the Trust Spinout, all of the Paramount Options were replaced with Paramount Post-Arrangement Options and Holdco Options (see below). In replacement of a Paramount Option, the holder received one Paramount Post-Arrangement Option and one Holdco Option. The aggregate exercise price of the Paramount Post-Arrangement Option and Holdco Option are equal to the original exercise price of the old Paramount Option. The respective exercise prices were determined based on the New Paramount Common Shares’ weighted average trading price (WATP) and the Trilogy Trust Unit WATP for the first three dates of trading of Paramount and Trilogy, respectively, after the Trust Spinout. This was intended to preserve, but not enhance, the economic benefit to the Optionholders of their Paramount Options. In addition, the vesting of old Paramount Options was not accelerated upon the Trust Spinout, and the vesting schedule for the Paramount Post-Arrangement Options and the Holdco Options remains the same as the old Paramount Options.

Paramount Post-Arrangement Options
Paramount’s existing stock option plan applies to all Paramount Post-Arrangement Options. Under the existing plan, stock options are granted at the current market price on the day prior to issuance. Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Company’s common shares or common shares issued from Treasury. Irrespective of the participant’s request, the Company may choose to only issue common shares. Options granted vest over four years and have a four and a half year contractual life.
At the close of the Plan of Arrangement, the following Paramount Post-Arrangement Options were issued and outstanding:

		Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise		Contractual Life	Exercise	Exercisable	Exercise
Prices	Number	Life	Price	Number	Price

$4.33—4.76	1,724,000	2	$4.42	208,375	$4.41
$4.86—5.84	132,000	1	5.13	42,000	5.22
$6.08—15.48	423,500	4	10.42	4,000	6.13

Total — March 31, 2005	2,279,500	3	$5.58	254,375	$4.57

As at June 30, 2005, 4.0 million shares were reserved for issuance under the Company’s Employee Incentive Stock Option Plan, of which 4.0 million options are outstanding, exercisable to August 31, 2009, at prices ranging from $4.33 to $15.48 per share.

	Three Months
	Ended
Stock options	June 30, 2005
	Average Grant Price	Options

Balance, March 31, 2005	$5.58	2,279,500
Granted	13.56	1,812,250
Exercised	5.10	81,750
Cancelled	12.05	8,000

Balance, end of period	$9.15	4,002,000

Options exercisable, end of period	$4.46	219,125

The following summarizes information about Paramount’s Post-Arrangement Options outstanding as at June 30, 2005:

		Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise		Contractual	Exercise	Exercisable	Exercise
Prices	Number	Life	Price	Number	Price

$4.33—4.76	1,697,250	2	$4.38	201,625	$4.37
$4.86—5.84	94,000	1	5.09	14,500	5.30
$6.08—15.48	2,210,750	4	13.00	3,000	6.18

Total	4,002,000	3	$9.15	219,125	$4.46

During the three months ended June 30, 2005, 63,750 Paramount Post-Arrangement options were exercised for cash consideration of $0.7 million (2004 – 42,500 options — $0.1 million), for which, $0.6 million of this amount was charged to the stock option liability with the balance charged to earnings during the period.
During the three months ended June 30, 2005, 18,000 options were exercised for shares for cash proceeds of $0.1 million. As a result, the related stock option liability was reduced and share capital increased by $0.2 million.
Holdco Options
Holdco is a wholly-owned subsidiary of Paramount. Pursuant to the Arrangement, Paramount transferred to Holdco, from the Trilogy Trust Units held by it, 2,279,500 Trilogy Trust Units in consideration for common shares of Holdco.
Holders of Holdco Options have the right to purchase Holdco shares at the holders respective exercise price or to surrender their vested options for cancellation in return for a cash payment from Paramount. The amount of the payment, in respect of each Holdco Share subject to the surrendered option, will be the difference between the fair market value of a Holdco Share at or about the date of surrender and the exercise price. The fair market value of a Holdco Share is based on the fair market value of the Trust Units and any after-tax cash and investments (resulting from distributions on Holdco’s Trilogy Trust Units) held by Holdco.
At the close of the Plan of Arrangement, the following Holdco Options were issued and outstanding:

		Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise		Contractual	Exercise	Exercisable	Exercise
Prices	Number	Life	Price	Number	Price

$4.58—5.04	1,724,000	2	$4.60	208,375	$4.58
$5.15—6.18	132,000	1	5.34	42,000	5.44
$6.43—16.37	423,500	4	10.85	4,000	6.38

Total — March 31, 2005	2,279,500	3	$5.80	254,375	$4.75

As at June 30, 2005, 2.2 million Holdco Options are outstanding, exercisable to August 31, 2005, at prices ranging from $4.58 to $16.37.

	Three Months
	Ended
Stock options	June 30, 2005
	Average Grant
	Price	Options

Balance, March 31, 2005	$5.80	2,279,500
Exercised	5.33	44,750
Cancelled	12.75	8,000

Balance, end of period	$5.83	2,226,750

Options exercisable, end of period	$4.79	256,125

The following summarizes information about Holdco Options outstanding as at June 30, 2005:

		Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Exercise		Contractual	Exercise	Exercisable	Exercise
Prices	Number	Life	Price	Number	Price

$4.58—5.04	1,716,250	2	$4.64	220,625	$4.63
$5.15—6.18	106,000	1	5.41	26,500	5.61
$6.43—16.37	404,500	4	11.00	9,000	6.50

Total	2,226,750	3	$5.83	256,125	$4.79

During the three months ended June 30, 2005, 44,750 Holdco Options were exercised for cash consideration of $0.5 million, of which $0.5 million of this amount was charged to the stock option liability.
FAIR VALUES
The Company uses the intrinsic value method to account for its stock-based compensation. For the three-months ended June 30, 2005, the Company recognized compensation costs related to Paramount Post-Arrangement Stock Options and Holdco Options of $4.1 million and $2.7 million, respectively.
6. Financial Instruments
The changes in fair value associated with the financial instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all financial instruments is based on quoted prices or, in the absence of quoted prices, third-party market indications and forecasts.

The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments from December 31, 2004 to June 30, 2005.

(thousands of dollars)	June 30, 2005	December 31, 2004

Financial instrument asset	$6,622	$21,564
Financial instrument liability	(8,572)	(2,188)

Net financial instrument asset (liability)	$(1,950)	$19,376

Change in net financial instrument asset (liability)	$(21,326)

	Six Months Ended			Six Months Ended
	June 30, 2005			June 30, 2004
	Net			Net
	Deferred			Deferred
	Amounts on	Mark-to		Amounts on	Mark-to
	on	Market		on	Market
(thousands of dollars)	Transition	Gain (Loss)	Total	Transition	Gain (Loss)	Total

Fair value of Contracts, January 1, 2004	$—	$—	$—	$(1,450)	$1,450	$—

Change in fair value of contracts recorded on transition, still outstanding at June 30	—	(2,033)	(2,033)	—	(8,474)	(8,474)

Amortization of deferred amounts on transition	823	—	823	(698)	—	(698)

Fair value of contracts entered into during the period	—	(20,116)	(20,116)	—	(1,868)	(1,868)

Unrealized gain (loss) on financial instruments	$823	$(22,149)	$(21,326)	$(2,148)	$(8,892)	$(11,040)

Realized gain (loss) on financial instruments for the six months ended June 30			7,006			(1,719)

Net gain (loss) on financial instruments for the six months ended June 30			$(14,320)			$(12,759)

	Three Months Ended			Three Months Ended
	June 30, 2005			June 30, 2004
	Net Deferred			Net Deferred
	Amounts	Mark-to		Amounts	Mark-to
	on	Market		on	Market
(thousands of dollars)	Transition	Gain (Loss)	Total	Transition	Gain (Loss)	Total

Change in fair value of contracts recorded on transition, still outstanding at June 30	—	(757)	(757)	—	(3,747)	(3,747)

Amortization of deferred amounts on transition	413	—	413	(480)	—	(480)

Fair value of contracts entered into during the period	—	17,657	17,657	—	3,392	3,392

Unrealized gain (loss) on financial instruments	$413	$16,900	$17,313	$(480)	$(355)	$(835)

Realized gain (loss) on financial instruments for the three months ended June 30			(3,703)	—		(5,462)

Net gain (loss) on financial instruments for the three months ended June 30			$13,610	—		$(6,297)

(a)   FOREIGN EXCHANGE CONTRACTS
The Company has entered into the following currency index swap transactions, fixing the exchange rate on receipts of US$1 million each month at CDN$1.4337, expiring December 31, 2005. The US$/CDN$ closing exchange rate was 1.2254 as at June 30, 2005.

	US dollars
Year of settlement	(thousands of dollars)	Weighted average exchange rate

2005	$6,000	1.4337

On January 1, 2004, upon adoption of Accounting Guideline 13 – Hedging Relationships, the Company recorded a deferred gain on transition on financial instruments of $3.3 million related to existing foreign exchange contracts. The fair value of these contracts at June 30, 2005, was a gain of $1.3 million. The change in fair value, a $2.0 million loss, and $0.8 million amortization of the deferred gain have been recorded in the consolidated statement of earnings.

(b)   COMMODITY PRICE CONTRACTS
At June 30, 2005, Paramount had the following forward financial contracts in place:

	Amount	Price	Term

Financial Sales Contracts
AECO Fixed Price	60,000 GJ/d	$7.58	July 2005 — October 2005
AECO Fixed Price	10,000 GJ/d	$8.73	November 2005 — March 2006
AECO Fixed Price	10,000 GJ/d	$8.71	November 2005 — March 2006
AECO Fixed Price	20,000 GJ/d	$8.09	November 2005 — March 2006
WTI Fixed Price	1,000 Bbl/d	US $47.30	March 2005 — September 2005
WTI Fixed Price	1,000 Bbl/d	US $46.77	March 2005 — December 2005
WTI Fixed Price	1,000 Bbl/d	US $53.43	October 2005 — March 2006

The fair value of these financial contracts as at June 30, 2005 was a $2.4 million loss.
(c)   FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
Borrowings under bank credit facilities and the issuance of commercial paper are for short periods and are market rate based, thus, carrying values approximate fair value. Fair values for derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at period-end. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices available to the Company.
(d)   CREDIT RISK
The Company is exposed to credit risk from financial instruments to the extent of non-performance by third parties, and non-performance by counterparties to swap agreements. The Company minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and controls third-party credit risk with credit approvals, limits on exposures to any one counterparty, and monitoring procedures. The Company sells production to a variety of purchasers under normal industry sale and payment terms. The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.
Paramount will make available for delivery an average of 150,000 GJ/d of natural gas over a five-year term, to be marketed on Paramount’s behalf by the 25 percent owned gas marketing limited partnership. Paramount is not entitled to demand collateral securities from the gas marketing limited partnership to ensure payment for the gas volumes delivered, but is entitled to other means of protection in this regard including credit and risk management restrictions. The partners of the gas marketing limited partnership have approved a credit and risk policy to manage and mitigate major business risk associated with the partnership, including reporting requirements to enable the partners to monitor the adherence to the credit and risk policy.
(e)   INTEREST RATE RISK
The Company is exposed to interest rate risk to the extent that changes in market interest rates will impact the Company’s debts that have a floating interest rate.

7.   Asset Retirement Obligations
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of the Company’s oil and gas properties.

(thousands of dollars)	Six months ended	Year ended
	June 30, 2005	December 31, 2004

Asset Retirement Obligations, Beginning of the Period	$101,486	61,554
Liabilities Incurred	2,608	36,812
Liabilities Settled	(214)	(3,800)
Accretion Expense	2,781	6,920
Adjustment resulting from the Trust Spinout (note 2)	(65,076)	—

Asset Retirement Obligations, End of the Period	$41,585	101,486

The undiscounted asset retirement obligations at June 30, 2005 are $63.1 million (December 31, 2004 - $136.2 million). The Company’s credit-adjusted risk-free rate is 7.875 percent. These obligations will be settled based on the useful life of the underlying assets, the majority of which are not expected to be paid for several years, or decades, in the future and will be funded from general company resources at the time of removal.
8.   Related Party Transactions
TRILOGY ENERGY TRUST
Paramount is a unitholder of the Trust. On April 1, 2005, Paramount entered into a service agreement with the Trust’s subsidiary and administrator (Trilogy Energy Ltd.) whereby Paramount will provide administrative and operating services to the Trust and its subsidiaries to assist Trilogy Energy Ltd. in carrying out its duties and obligations as general partner of Trilogy Energy LP and as the administrator of the Trust and Trilogy Holding Trust. Under this agreement, Paramount shall be reimbursed at cost for all expenses it incurred in providing the services to the Trust and its subsidiaries. The agreement is in effect until March 31, 2006 but may be terminated by either party with at least six months written notice. The amount of expenses billed by Paramount Resources as management fee under this agreement was $1.8 million for the three months ended June 30, 2005. This amount is included as a reduction to general and administrative expenses in the Company’s consolidated financial statements and was recorded at the exchange amount.
Trilogy Energy LP and Paramount have entered into a Call on Production Agreement whereby Paramount has the right to purchase all or any portion of Trilogy Energy LP’s available gas production at a price no less favorable than the price Paramount will receive on the resale of the natural gas to a 25 percent indirectly owned gas marketing limited partnership. The term of the Call on Production Agreement is no longer than five years. Trilogy Energy LP sold 2,657,264 GJs of natural gas to Paramount for $18.3 million for the three months ended June 30, 2005 under this agreement.
The Trust and Paramount also had non-interest bearing cash advances from/to each other arising from normal business activities.
The net balance due from Paramount arising from the above related party transactions amounted to $0.5 million as at June 30, 2005.
Paramount on behalf of the Trust, has issued letters of credit totaling $3.8 million as at June 30, 2005. The letters of credit are set to expire in November 2005.

GAS MARKETING LIMITED PARTNERSHIP
From March 9, 2005 to June 30, 2005, the Company sold 7,486,667 GJs of gas for $55.4 million to the gas marketing limited partnership in which the Company has a 25 percent interest (note 2). The transactions have been recorded at the exchange amount.
WILSON DRILLING LTD.
On February 1, 2005, Wilson Drilling Ltd. sold 721,991 Trinidad Energy Services Income Trust Units to the Company for $7.9 million in exchange for a Demand Promissory Note. The transaction has been recorded at the exchange amount.
9.   Commitments and Contingencies
CONTINGENCIES
The Company is party to various legal claims associated with the ordinary conduct of business. The Company does not anticipate that these claims will have a material impact on the Company’s financial position.
The Company indemnifies, to the extent permitted by law, its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company. The Company has acquired and maintains liability insurance for its directors and officers.
COMMITMENTS
As at June 30, 2005, Paramount has the following pipeline transportation commitments:

Commitment
Year	(thousands of dollars)

2005	$12,223
2006	7,783
2007	7,783
2008	7,783
2009	7,586
Thereafter	45,390

$88,548

At June 30, 2005, Paramount had the following physical contracts:

	Amount	Price	Term

Physical Sales Contracts
Gas Sales contract	10,000 GJ/d	$7.22	April 2005 - October 2005
Gas Sales contract	5,000 GJ/d	$7.23	April 2005 - October 2005

10.   Discontinued Operations
On July 27, 2004, Wilson Drilling Ltd. (“Wilson”), a private drilling company in which Paramount owns a 50 percent equity interest, closed the sale of its drilling assets for $32 million to a publicly traded Income Trust. The gross proceeds were $19.2 million cash with the balance in exchangeable units.
On September 10, 2004, Paramount completed the disposition of its 99 percent interest in Shehtah Wilson Drilling Partnership for approximately $1.0 million.
On December 13, 2004, Paramount completed the disposition of a building acquired as part of the Summit acquisition, for approximately $10.5 million, inclusive of the mortgage assumed by the purchaser of $6.4 million.
Selected financial information of the discontinued operations for the three months ended June 30, 2004:

		Shehtah
	Wilson	Wilson
	Drilling	Drilling
(thousands of dollars)	Ltd.	Partnership	Building	Total

Revenue
Other Income	$225	$(283)	$—	$(58)
Expenses
Interest	121	—	100	221
General and Administrative	111	31	(330)	(188)
Depreciation	312	3	76	391
(Gain) / loss on sale of Property and Equipment	(27)	—	—	(27)

	517	34	(154)	397
Net income (loss) before income tax	(292)	(317)	154	(455)

Large Corporation Tax and other	—	—	63	63
Future income tax expense (recovery)	(127)	—	4	(123)

Net income (loss) from discontinued operations	$(165)	$(317)	$87	$(395)

Selected financial information of the discontinued operations for the six months ended June 30, 2004:

		Shehtah
	Wilson	Wilson
	Drilling	Drilling
(thousands of dollars)	Ltd.	Partnership	Building	Total

Revenue
Other Income	$815	$199	$—	$1,014
Expenses
Interest	217	—	202	419
General and Administrative	128	269	(619)	(222)
Depreciation	553	5	152	710
(Gain) / loss on sale of Property and Equipment	19	—	—	19

	917	274	(265)	926
Net income (loss) before income tax	(102)	(75)	265	88

Large Corporation Tax and other	—	—	121	121
Future income tax expense	12	—	9	21

Net income (loss) from discontinued operations	$(114)	$(75)	$135	$(54)

11 Comparative Figures
Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

SHAREHOLDER INFORMATION

OFFICERS
C. H. Riddell
Chairman of the Board and Chief Executive Officer
B. K. Lee
Chief Financial Officer
J. H. T. Riddell
President and Chief Operating Officer
C. E. Morin
Corporate Secretary
L. M. Doyle
Corporate Operating Officer
C. G. Folden
Corporate Operating Officer
J. S. McDougall
Corporate Operating Officer
G. W. P. McMillan
Corporate Operating Officer
J. B. Williams
Corporate Operating Officer
L. A. Friesen
Assistant Corporate Secretary
DIRECTORS
C. H. Riddell(3)
Chairman of the Board and Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta
J. H. T. Riddell
President and Chief Operating Officer
Paramount Resources Ltd.
Calgary, Alberta
J. C. Gorman (1)(4)
Retired
Calgary, Alberta

D. Jungé, C.F.A.(4)
Chairman of the Board
Pitcairn Financial Group
Jenkintown, Pennsylvania
D. M. Knott
General Partner
Knott Partners, L.P.
Syosset, New York
W. B. MacInnes, Q.C.(1)(2)(3)(4)
Retired
Calgary, Alberta
V. S. A. Riddell
Business Executive
Calgary, Alberta
S. L. Riddell Rose
President and Chief Operating Officer
Paramount Energy Trust
Calgary, Alberta
J. B. Roy(1)(2)(3)(4)
Independent Businessman
Calgary, Alberta
A. S. Thomson(1)(4)
President
Touche, Thomson & Yeoman Investment Consultants Ltd.
Calgary, Alberta
B. M. Wylie(2)
Business Executive
Calgary, Alberta

(1)	Member of Audit Committee
(2)	Member of Environmental, Health and Safety Committee
(3)	Member of Compensation Committee
(4)	Member of Corporate Governance Committee
HEAD OFFICE
4700 Bankers Hall West
888 Third Street S.W.
Calgary, Alberta
Canada T2P 5C5
Telephone: (403) 290-3600
Facsimile: (403) 262-7994
www.paramountres.com
CONSULTING ENGINEERS
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Paddock Lindstrom & Associates Ltd.
Calgary, Alberta
AUDITORS
Ernst & Young LLP
Calgary, Alberta
BANKERS
Alberta Treasury Branches
Calgary, Alberta
Bank of Montreal
Calgary, Alberta
Canadian Imperial Bank of Commerce
Calgary, Alberta
The Bank of Nova Scotia
Calgary, Alberta
UBS AG Canada Branch
Toronto, Ontario
REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Calgary, Alberta
Toronto, Ontario
STOCK EXCHANGE LISTING
The Toronto Stock Exchange (‘POU’)